SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR October 21, 2003

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index



Exhibit No.                         Description

99.1                                Final Results





21 October 2003

                   ALLIED DOMECQ DELIVERS STRONG BRAND GROWTH

      Allied Domecq announces its preliminary results for the year ended
                              31 August 2003
                     with another strong year of growth

FINANCIAL HIGHLIGHTS
                                                                            Growth at
                                                                  Reported   constant
                                                    As reported     growth   currency
                                         2003             2002          %          %

   - Turnover                         GBP3,410m      GBP3,334m          2          6
   - Trading profit                     GBP621m        GBP610m          2          5
   - Profit before tax                  GBP495m        GBP480m          3          9
   - Normalised earnings per share        33.5p          32.6p          3          9
   - Dividend                             14.0p          13.0p          8
   - Spirits & Wine volumes (9L cases)    68.6m          63.5m          8
   - Net cash flow from operating
     activities                         GBP702m        GBP557m         26

Profits and normalised earnings are stated before goodwill and exceptional items unless otherwise stated. The pre-tax benefit of the Mexican excise rebate for the year to 31 August 2003 was GBP38m and has been treated as an exceptional item. Cash flow from operating activities excludes the pre-tax benefit of the Mexican excise rebate (2003: GBP46m; 2002: GBP203m).

Philip Bowman, Chief Executive, said: "These results demonstrate the resilience of Allied Domecq's performance internationally. We have delivered increased profits, strong brand growth and excellent cash generation across the business after dealing with the pension and foreign exchange issues we reported in the first half and the economic uncertainty created by the Iraq war and the SARS virus. At constant currencies, earnings per share grew 9%. Excluding pension costs and foreign exchange, underlying profits grew by 20%.

"Our geographical diversity with our core markets in Mexico, US, South Korea and Spain provides us with a hedge against localised economic downturn and the strong performance in the US this year has helped us ride out difficult conditions in the Eurozone.

"The spirits brand portfolio, revitalised over the past three years by the acquisition of complementary brands, innovation and our new approach to marketing, has provided the company with a bedrock of brand strength and resilience.

"Our premium wine brands have performed strongly and are on track to deliver the targeted return on investment. Our strategy based around geographical and varietal diversity, brand laddering and economies in procurement has shielded us from the difficult year experienced by most other wine companies.

"The Quick Service Restaurants business has delivered strong growth with profit up 8%. Our continued investment in innovation and marketing has ensured the continued vibrancy of the Dunkin' Donuts and Baskin-Robbins brands.

"There are continued uncertainties in the world economy and the Eurozone remains difficult. We are confident, however, that our business is well positioned to meet the challenges. Early indications are that the 2004 financial year has started well and we are on track to meet current expectations."

OPERATIONAL HIGHLIGHTS

   - Revitalised spirits portfolio delivering growth with seven of the nine core brands in volume growth
   - Premium wine brands growing organic profit by 12% through positive mix and on track to deliver target returns
   - Quick Service Restaurants delivering strong like-for-like growth and new store openings
   - Strong cash generation and debt reduction

FURTHER FINANCIAL HIGHLIGHTS
Comparative information here and in the Operating and Financial Review is based on constant exchange rates.

Total growth in Spirits & Wine         Organic growth in Spirits & Wine
   -Volumes up 8%                        -Volumes up 1%
   -Net turnover up 7%                   -Net turnover up 2%
   -Net brand contribution up 7%         -Net brand contribution up 2%
   -Trading profit up 4%                 -Trading profit down 5%

Driven by organic growth in core       Good organic performance in premium
brands                                 wine
   -Volumes up 5%                        -Volumes down 2%
   -Net turnover up 5%                   -Net turnover up 4%
   -Marketing spend up 2%                -Marketing spend up 13%
   -Net brand contribution up 7%         -Trading profit up 12%

Profit growth in Quick Service         Growth despite challenging
Restaurants                            environment
   -Distribution points up 8%            -Increased pension costs (up
   -Trading profit up 8%                  GBP48m)
   -System-wide sales up 5%              -Adverse foreign exchange
                                          (GBP19m)
                                         -Slowing economies and SARS
                                           virus

Improving cash generation
   -Cash flow from operating activities up 26% to GBP702m (excluding
    Mexican excise rebate)
   -Free cash flow after dividends improved from GBP211m to GBP281m -Pre-tax exceptional cash benefit of Mexican excise rebate of GBP46m
    (2002: GBP203m)

For further information:

Media enquiries:
Stephen Whitehead, Director of Corporate Affairs +44 (0) 7880 783532
                                                 +44 (0) 20 7009 3927
Anthony Cardew, CardewChancery                   +44 (0) 20 7930 0777

Investor enquiries:
Graham Hetherington, Chief Financial Officer     +44 (0) 20 7009 3910
Peter Durman, Director of Investor Relations     +44 (0) 7771 974817

Internet:
Corporate information can be downloaded from the website at www.allieddomecq.com

Presentation material:
The results presentation will be available on the corporate website from 09.00 (UK time) on Tuesday 21 October 2003.

Presentation webcast/audio broadcast:
A live webcast of the presentation to analysts will be available on the investor relations section of the corporate website at 09.30 (UK time) on Tuesday 21 October. A recording of the webcast will be available from around 14.00 (UK time).

A live audio broadcast of the presentation and question and answer session will also be available. The presentation can be accessed by dialling:
    UK/Europe: 0845 144 0006/+44 1452 569 102
    US/Canada: +1 866 224 2843

Conference call:
A conference call will be held for analysts and investors at 16.00 (UK time) on Tuesday 21 October. The call can be accessed by dialling:
    UK/Europe: 0845 140 0165/+44 1452 568 061
    US/Canada: +1 866 224 2972

A recording of the conference call will be available from 19.00 (UK time) on 21 October until 28 October 2003. Call the following numbers to listen to the recording:
    UK/Europe: 0845 245 5205/+44 1452 550 000     Passcode: 565087#
    US/Canada: +1 866 276 1167                    Passcode: 565087#

Photography:
Original high resolution photographs are available to the media free of charge at www.newscast.co.uk +44 20 7608 1000.

Cautionary statement regarding forward-looking information:
Some statements in this press release contain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act of 1934. They represent our expectations for our business, and involve risks and uncertainties. You can identify these statements by the use of words such as "believes", "expects", "may", "will", "should", "intends", "plans", "anticipates", "estimates" or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Explanatory notes
Comparative information is based on constant exchange rates. Net turnover is turnover excluding excise duty. Profit and normalised earnings are stated before goodwill and exceptional items, which include the benefit of the Mexican excise rebate. Organic growth comparisons exclude the contribution of acquisitions until they have been incorporated in the business for a full 12 months from the date of acquisition. Volumes are quoted in nine litre cases unless otherwise specified.

Brands
All brands mentioned in this press release are trademarks and are registered and /or otherwise protected in accordance with applicable law.

OPERATING AND FINANCIAL REVIEW

Summary
The results reflect an exceptionally strong underlying trading performance. Reported earnings per share have increased by 3% to 33.5p, after absorbing the impact of two non-trading factors: foreign exchange and pensions. At constant currency, earnings per share growth improves to 9% and, excluding the effect of increased pension costs, earnings growth increases to 20%. This is after we have absorbed the impact of trade inventory reductions in Spain and demonstrates the strength of our trading performance particularly in the US, Asia Pacific, Latin America, Premium Wines and Quick Service Restaurants.

Reported turnover for the Group was up 2% to GBP3,410m and trading profit up 2% to GBP621m.

At constant exchange rates, turnover was up 6% in the period and trading profit increased by 5%. Organic trading profit decreased by 2% to GBP578m. We have delivered these results through increased Spirits & Wine gross profit and the continued improved performance of our Quick Service Restaurants business. At the same time, we absorbed a GBP48m increase in pension costs and the impact of a reduction in wholesalers' inventories in Spain (GBP20m). We also completed our programme to reduce trade inventories in the US at a cost of GBP10m (2002:
GBP19m). Normalised profit before tax grew by 9% to GBP495m. We have grown earnings with a 9% improvement in normalised earnings per share to 33.5p per share. The contribution from businesses acquired during last year was 1.6p per share.

The Directors are recommending a final dividend of 8.7p per share giving a total for the year of 14.0p, an increase of 8%.

Outlook
There are continued uncertainties in the world economy and the Eurozone remains difficult. We are confident, however, that our business is well positioned to meet the challenges. Early indications are that the 2004 financial year has started well and we are on track to meet current market expectations.

Business drivers
Allied Domecq has delivered strong organic growth in its core spirits brands and robust performances from Premium Wine and Quick Service Restaurants. We are focusing on three areas to drive competitive advantage and build a robust platform for future sustainable growth:

   - Portfolio: By building and innovating our brand portfolio through effective marketing, we will retain consumers who enjoy our brands and attract and excite new consumers to win greater market share.

   - Presence: Through prioritising, developing and extending our geographic presence, we will establish strong positions in key markets across the world.

   - People: By developing our people, harnessing their talents and being an 'employer of choice', we will attract and retain the best people to deliver our business goals.

Portfolio: Through a focused programme of effective marketing and innovation over recent years, we have revitalised the growth of our portfolio - particularly our core brands. Our "Go Play" programme of marketing activity has stimulated continued market share growth for Ballantine's across Europe. New marketing programmes and executions were launched during the year for Kahlua, Sauza, Malibu and Stolichnaya to build brand equity and drive future growth. We have also continued our focus on the effectiveness of our marketing spend.

Innovation is also fuelling growth in our core brands. The successful launch of Tia Lusso, a cream liqueur extension of Tia Maria, has helped to grow the Tia Maria brand by 14%. During the year, we continued our innovation programme with the launch of Wet by Beefeater - a premium extension of Beefeater, and Kuya - a spiced fusion rum extension of Kahlua. In addition, we have developed a range of ready-to-drinks in markets such as Mexico and Australia which are growing strongly.

The portfolio continues to benefit from the targeted acquisitions made over the past three years in growing categories such as rum, vodka and premium wine. Malibu has exceeded our expectations with good share growth in its key markets. Stolichnaya has continued to grow volume and share in the competitive US vodka market. Our premium wine brands have delivered strong growth demonstrating the resilience of our wine operations - remaining firmly on track to meet their targeted returns.

Presence: We have increased our exposure to key markets through focused investment in distribution and sales capabilities. We will capitalise upon existing market strengths and establish new positions in markets with the capacity for growth. For example, we have further strengthened our partnership with US distributors with the continued implementation of our "first choice supplier" approach, with new contracts established in Illinois and California. Our strong portfolio and distributor relationships has helped us to grow market share in the US. We have significantly increased our sales force capabilities, particularly in the on-trade in the UK and US. The profits from our Asia Pacific business have increased fourfold since we invested in Jinro Ballantines in South Korea in 2000. We have established market-leading positions in a number of key countries in Central & Eastern Europe which will continue to drive future growth in Europe.

We have also doubled the pace at which we are opening new distribution points in our Quick Service Restaurants business such that distribution points increased by 8% in the year. There remain considerable opportunities to increase our brand presence within USA and internationally and we have a programme to open over 1,000 new distribution points in 2004.

People: Our people are key to unlocking the value of our brands. We encourage our people to be passionate about our brands by providing opportunities for development, rewarding good performance and recognising achievement. Through rigorous evaluation and effective recruitment, we have progressively increased the quality of our people. There is also now a clearer link between performance and reward to create the right environment to drive the success of our people and our brands.

Measured by turnover, our Spirits & Wine business is 49% larger than it was in 1999 as a result of targeted acquisitions and organic growth. We are leveraging this increased scale by introducing new ways of working. This will reduce overlap between central, regional and market-focused functions and will allow us to be leaner and more responsive - to speed up decision making and to push accountability out into the business. This is enabling us to be more competitive and to respond more quickly to customers and changing market conditions. Our objective is to grow the profitable volume of our brands while optimising the efficiency of our operations.

SPIRITS & WINE
                                         Total                  Organic
                                      -----------             -----------
                                      2003 Growth             2003 Growth
                                      ----------------------------------
   - Volume (9L cases)                 68.6m    8%             64.2m      1%

   - Net turnover                  GBP2,480m    7%         GBP2,352m      2%

   - Advertising and
     promotion                       GBP437m    1%           GBP414m    (5)%

   - Trading profit                  GBP522m    4%           GBP479m    (5)%

We have grown our Spirits & Wine net turnover through organic growth and acquisition. Total Spirits & Wine volumes and net turnover increased by 8% and 7% respectively. Trading profit grew 4%.

Before acquisitions, volumes and net turnover grew 1% and 2% respectively. On an organic basis, trading profit declined by 5% primarily as a result of the increased pension costs (GBP48m). We have also absorbed the impact of the trade inventory reductions in Spain (GBP20m) and US (GBP10m). These results reflect a performance against a prior year that was particularly strong in the second half.

Marketing excellence: During the year we increased advertising and promotion spend by 1%. Before acquisitions, advertising and promotion declined by 5%, following a 21% increase last year. This decline is driven partly by a 32% reduction in Asia Pacific following a 57% increase last year driven by new campaigns for Imperial and Ballantine's Masters. Spend in the region was reduced during the second half because of the short term impact of SARS. We have also reduced spend behind the Mexican brandies and our Other Spirits & Wine brands. There has also been some reduction as a result of the transitioning of marketing assignments between advertising agencies.

Over the past four years we have progressively increased our investment in marketing our spirits portfolio particularly our core brands. Advertising and promotion has increased by 59% since 1999 while turnover has increased by 49% over the same period. Advertising and promotion for spirits brands, measured as a percentage of net turnover, has increased by two percentage points since 1999 to 20%. Our wine brands, including premium wine brands, typically require lower levels of spend at around 11% of net turnover.

In addition, we are increasingly rigorous in the way we allocate spend between brands and markets: directing more spend behind new marketing campaigns and product launches particularly for the core brands and withdrawing spend from less effective areas. The investment is increasingly focused behind the core brands which now receive 57% of the advertising and promotion spend. Our organic spend behind the core brands increased by 2% in the year, particularly behind Kahlua and Tia Maria. We have also increased organic spend behind the premium wine brands by 13%, particularly the champagnes which have performed well.

Over the past four years, we have sought to improve the effectiveness of our marketing spend through improved consumer research techniques, media and brand tracking studies and through the way we work with our agencies. During the year, we completed the agency realignment programme that we started in 2001, rationalising from over 150 marketing agencies to one global agency. This programme has already generated annual savings of around GBP20m since 2001 and will ensure that we continue to leverage improved efficiencies for future marketing activities. As a result, we are achieving a greater impact from our increased spend such that we anticipate that our ongoing investment is likely to track broadly in line with sales growth with some variation as specific brand campaign and innovation opportunities arise.

Brand review
We manage our Spirits & Wine portfolio as four groups: core brands, local market leaders, premium wine and other Spirits & Wine brands. Brand performance is reviewed below under these groups.

Core brands: The volumes and net turnover of our core brands, on a like-for-like basis, both grew by 5% driven by strong growth across nearly all the brands. Organic advertising and promotion behind the core brands was up 2% resulting in net brand contribution up 7%.

Ballantine's has benefited from the "Go Play" campaign launched in 2002 and has grown share strongly across its key markets in Europe and Asia Pacific. Both Ballantine's and Beefeater have continued to grow market share in Spain. However, despite these gains, both brands have recorded declines in overall shipment volumes as a result of the change in buying patterns by wholesalers in Spain. Outside Spain, Ballantine's volumes grew 3% and Beefeater volumes were flat.

Canadian Club has grown share in the US and performed well with ready-to-drink extensions in Australia driving total volumes up 9% and net turnover up 7%. Excluding the ready-to-drink extensions, the Canadian Club mother brand grew volumes by 5% and net turnover by 6%. Courvoisier has performed well in the US and UK with overall volumes up by 5% and net turnover up by 4% although it has slowed in the second half against a very strong performance last year.

Spirits & Wine volume and net turnover growth

                                                             Net
                                     Volume    Volume   turnover
                                    million    growth     growth
                                      cases         %          %
----------------------------------------------------------------
Core brands
    Ballantine's                        5.5        (4)       (3)
    Beefeater                           2.2        (2)        2
    Canadian Club                       2.4         9         7
    Courvoisier                         1.1         5         4
    Kahlua                              3.1         1         1
    Maker's Mark                        0.5        14        16
    Malibu (organic)                    0.8        50        47
    Sauza                               2.4        28        20
    Tia Maria                           0.9        14        15
Organic core brands                    18.9         5         5
    Malibu (acquired)                   1.7         -         -

Local market leaders                   11.9        (4)       (6)

Organic premium wine                   13.1        (2)        4
    Premium wine acquisitions           2.7         -         -

Other Spirits & Wine brands
    Other spirits                      12.7         2         5
    Other wine                          7.6         4        (1)
Other Spirits & Wine Total             20.3         3         4
----------------------------------------------------------------
Total (including acquisitions)         68.6         8         7
----------------------------------------------------------------
organic (excluding acquisitions)       64.2         1         2
----------------------------------------------------------------

The performance of Kahlua has improved this year with volumes and net turnover both up 1%. This has been driven by good performances in Latin America and Duty Free and the launch of a new advertising campaign, "Unleash It", in the US. Kahlua has also benefited from the launch in the US of Kuya, a spiced fusion rum. This is the world's first fusion rum which is aimed at 21-29 year olds and is being promoted through the "Do Ya Kuya?" campaign. Maker's Mark had another good year with volumes up 14% and net turnover up 16%. Malibu is now fully integrated as one of our core brands and has begun contributing to the organic portfolio growth with three months of like-for-like sales. The brand has performed well in its core markets with market share growth in the UK, US, France and Spain.

Sauza became the world's fastest growing premium spirits brand with significant market share growth in both US and Mexico. Sauza volumes grew 28% and net turnover grew 20% with pricing down driven by the reduced cost of the raw material, agave. A new fully integrated marketing campaign, "Get Lost" has helped to drive brand awareness. The Tia Maria brand has continued to benefit from the successful launch of Tia Lusso, a new light cream liqueur. Overall Tia Maria volumes grew by 14% and net turnover by 15%.

Local market leaders: Stolichnaya has continued to perform strongly in the US with good market share gains in volume and value. A new marketing campaign, "Little Truths", was launched this summer to fuel future brand growth. The range Stolichnaya flavours was also expanded with Stolichnaya Cranberi and Stolichnaya Citros. Hiram Walker Liqueurs benefited from the successful launch of a new range of fruit liqueurs in North America called Fruja which helped to grow its volumes and net turnover up by 12%. Fundador continued to build on its position as the largest international spirit brand in the Philippines with 6% growth in volumes and 11% improvement in net turnover. The combined impact of a decline in the shipment volumes of Whisky DYC and Centenario because of the change in buying patterns by wholesalers in Spain and declines in Mexican brandies caused overall local market leader brand volumes to fall by 4% and net turnover to decline by 6%. Outside Spain, the local market leader volumes grew 1%.

Premium wine: The premium wine business grew volumes by 18% primarily as a result of the acquisition of Bodegas y Bebidas in December 2001 and Mumm Cuvee Napa in May 2002. Before the benefit of acquisitions, premium wine volumes fell 2% while net turnover grew 4% primarily as a result of the improving mix. A full review of the premium wine brands is provided in the regional review below.

Other Spirits & Wine brands: The volumes of Other Spirits & Wine brands were up 3% with net turnover up 4%, while net brand contribution grew by 6%. This has been driven by strong performances by the ready-to-drink brands, Caribe Cooler and Spirit by Terry, in Mexico and by good growth in various North American brands such as Wiser's whisky and Polar Ice.

Market review

The regional performance of our business is reviewed below.

Europe

                                Organic        Total
                                 growth       growth
   - Volumes (9L cases)            (6)%         (2)%

   - Net turnover                  (3)%           2%

   - Advertising and promotion       8%          16%

   - Trading profit               (33)%        (21)%

Reported net turnover grew 2% to GBP762m while trading profit declined 21% to GBP114m. Before acquisitions, trading profit was down 33% reflecting net turnover down 3% and advertising and promotion up 8%. Europe's profit decline reflects increased marketing investment behind the launch of Tia Lusso. It was also affected by a change in the buying patterns by Spanish wholesalers as they reduced inventories. Outside Spain, our organic European volumes were flat and net turnover grew 2% reflecting the sluggish economies in the region, particularly Germany and France. Organic net brand contribution outside Spain declined 5% reflecting the increased marketing spend for the launch of Tia Lusso.

Our business in Spain grew its volume and value share of the total spirits market, which continued to grow at around 2% in the year to July 2003. However, a change in buying patterns by Spanish wholesalers caused shipment volumes to fall by 17% on an organic basis for the year. The whisky category has continued to grow, although at a slower rate than last year, but Ballantine's has gained share by growing twice as fast as the category. We have continued to invest behind Ballantine's "Go Play" in Spain with an 18% increase in advertising and promotion to drive awareness in this important market. Beefeater has continued to make progress with strong market share gains in the gin category. Centenario has increased its share of the brandy category by two percentage points making it the clear category leader. Malibu has performed very well under our ownership with good growth in the on-trade helping to grow its market share.

The UK business had a good year with market share gains in the off-trade driven by strong performances by Teacher's, Courvoisier, Tia Maria and Malibu. Courvoisier grew volumes 6% and has retained its position as the number one selling cognac in the UK. Tia Maria grew volumes 33% as a result of the launch of Tia Lusso, which has become the number two selling cream liqueur in the UK. Malibu has performed particularly strongly as the fastest growing speciality liqueur brand in the on-trade.

Germany and France have both experienced sluggish economies which has slowed consumer spending. However, key brands have made good progress with market share growth in these markets. In Germany, Ballantine's has established itself as the market leader in whisky. Ballantine's has also achieved market share gains in France where Malibu has also returned to growth.

North America

                                Organic        Total
                                 growth       growth
   - Volumes (9L cases)              4%           9%

   - Net turnover                    7%          12%

   - Advertising and promotion     (4)%           3%

   - Trading profit                 20%          31%

Our North American business delivered a strong performance with reported net turnover up 12% to GBP649m and trading profit up 31% to GBP182m. This was driven primarily by the growth of core brand volumes and acquisitions. On an organic basis, net turnover grew 7% on volumes up 4% leading to an increase in trading profit of 20%. Organic advertising and promotion spend grew by 3% in the second half primarily behind new above-the-line campaigns for the core brands.

The US business has delivered a robust trading performance to record overall market share gains reflecting the strength of our brand portfolio and the benefits of our partnership approach with our US distributors. Our focused approach has delivered good growth across the brand portfolio.

Sauza has become a million case brand in the US with volumes up 16% to 1.1m cases and net turnover up 14%. The strong market share gains have been helped by the launch of a new marketing campaign, "Get Lost". The fully integrated campaign features national and regional print adverts, broadcast advertising and a national tour encompassing over 1,000 events. Maker's Mark continues to outpace the bourbon category with volumes up 17% and net turnover up 19%.

The fast-growing vodka category has become increasingly competitive but Stolichnaya has continued to gain share with volumes up 14%. The brand has benefited from the launch in June of a new campaign, "Little Truths", which is running in leading magazines and on billboards and radio. Hiram Walker Liqueurs are up 12% as they begin to receive increased focus and as they benefit from the launch of a new range of fruit liqueurs called Fruja.

Kahlua has begun to show improving consumer trends over recent months as the new campaign called "Unleash It" has begun to receive above-the-line investment during the second half. Volumes show a 1% decline but net turnover up 1%. The brand was also extended with the launch of Kuya in the US - a spiced fusion rum which combines imported rums with spices and citrus flavours.

Our US business has benefited significantly from the addition of Malibu which has grown market share of the rum category. Courvoisier has grown volumes by 6%, thereby taking market share. Beefeater volumes grew well helped by the premium brand extension Wet by Beefeater, which has been launched in key on-trade outlets in selected cities. Canadian Club continued to grow share with volumes up 8%.

In August, Jim Clerkin was appointed President of the US spirits business. During the year, we have implemented a new organisational structure, which is allocating increased resource closer to the market. It is particularly directed at brand building in the on-trade channel and towards improving our market share in the Control States. This is supporting a better understanding of customers and consumers and further strengthening our relationships with distributors. Our objective is to work closely with our US distributors through a programme where we are their "first choice supplier". We are focused on developing long-term partnerships, which are sustainable and mutually beneficial.

During the second half, we completed our initiative to reduce the inventories in the US supply chain with a GBP10m impact on trading profit. The destock resulted in a reduction in shipments compared with depletions of 270,000 cases and primarily affected Kahlua, Canadian Club, Beefeater and Hiram Walker Liqueurs. During the last fiscal year, this planned destock had an adverse trading profit impact of GBP19m, GBP8m of which was incurred in the first half of the year.

Latin America

                                Organic        Total
                                 growth       growth
   - Volumes (9L cases)             14%          15%

   - Net turnover                    8%           9%

   - Advertising and promotion     (9)%         (9)%

   - Trading profit                  8%          10%

Despite challenging trading conditions in many economies across the region, reported net turnover was up 9% to GBP303m and trading profit was up 10% to GBP54m (excluding the Mexican excise rebate). Improving agave supply and our recent investment in research and development to improve yields has resulted in reduced tequila production costs and, together with a successful series of promotions, has helped to grow Sauza volumes in the region by 41%. Mexican brandy volumes declined by 4% reflecting the on-going declines across the domestic brandy category. As a result, we have reduced spend behind the Mexican brandy portfolio such that overall organic advertising and promotion for the region declined by 9%. This follows a 27% increase last year. We have maintained our position as market leader of the ready-to-drink category in Mexico with volumes and net turnover up 13% and 25% respectively. This has been driven by Spirit by Terry and Caribe Cooler, a wine cooler.

We have achieved good performances in Argentina and Brazil in spite of the difficult economic environment. Our Argentine business has benefited significantly from the acquisition of Graffigna in July 2001, making it the leading spirits and wine business in Argentina. We have regained leadership of the whisky category in Argentina through strong growth of Old Smuggler and the launch of Teacher's. In Brazil, Ballantine's, Teacher's and Brandy Domecq have all performed well.

During the period, the pre-tax profit of the Mexican excise rebate following the Mexican Supreme Court ruling was GBP38m. This has been treated as an exceptional item. This is the final payment giving a pre-tax total of GBP298m received over the last three years.

Asia Pacific

                                Organic        Total
                                 growth       growth
   - Volumes (9L cases)              5%           7%

   - Net turnover                    0%           1%

   - Advertising and promotion    (32)%        (32)%

   - Trading profit                 27%          30%

Asia Pacific has delivered strong trading profit growth in spite of a slowdown in the region in the second half caused by weaker economies and the impact of SARS on the Duty Free channel in a number of markets. Trading profit was up 30% to GBP78m while net turnover grew 1% to GBP258m. On an organic basis, trading profit grew 27%. The profit growth has been driven principally by South Korea and good performances in the Philippines, Australia, the Middle East and Thailand Duty Free. Organic advertising and promotion declined, following a 57% increase in marketing investment last year. This decline is principally behind Ballantine's, following the launch costs for Ballantine's Masters last year, and Imperial, after a large increase last year for the "Imperial Keeper" campaign. We also reviewed our spend in the second half as a result of the SARS impact in the region.

Our South Korean business, Jinro Ballantines, grew strongly in the year with market share growth over the last year. Ballantine's volumes grew 8% driven particularly by growth in the super-premium aged Ballantine's range. Imperial remains the clear leader in premium whisky and the largest volume whisky brand in Korea although its volumes declined by 1% reflecting slowdown in the overall scotch category during the second half. This category slowdown was driven by a weaker Korean economy and by pressures on consumer credit.

Fundador continues to perform well in the Philippines with volumes up 6% and net turnover growth of 11% driven by market share growth. Fundador is the largest international spirits brand in the Philippines. Our business in Australia has benefited from growth in the Canadian Club mother brand and CC Club and CC Cola ready-to-drinks supported by the successful "similar yet different" message.

Premium Wine

                                Organic        Total
                                 growth       growth
   - Volumes (9L cases)            (2)%          18%

   - Net turnover                    4%          18%

   - Advertising and promotion      13%          23%

   - Trading profit                 12%          23%

Our premium wine brands have performed well against tough trading conditions in many wine markets around the world. Reported net turnover grew 18% to GBP463m and trading profit up 23% to GBP95m. We remain firmly on track to meet our stated targets to grow the returns from our premium wines. This demonstrates the resilience of our wine brands and the benefits of their broad geography which provides a natural hedge against variations in recent wine cycles.

On an organic basis, trading profit grew 12% to GBP86m with volumes down 2% but net turnover up 4%. This growth in turnover on declining volumes is directly in line with our plans to improve the mix of the business by shifting our focus towards premium wine brands. This is a long term strategy that we are implementing across all our premium wine operations. For example, Bodegas y Bebidas is part way through its transition to a premium branded business focusing on the high value DO wines. As a result, volume reductions at Bodegas y Bebidas distort the overall organic volumes, which have otherwise grown by 1%.

We have made good progress in the US where organic volumes have grown 2%. This was driven mainly by a 5% volume growth of our largest US brand, Clos du Bois. Volumes were also helped by good growth from Perrier Jouet and our Montana brand, Brancott. Brancott has benefited significantly from being added to our comprehensive distribution network in the US with volumes up 17% and a doubling of net brand contribution. Mumm Cuvee Napa joined the portfolio in May 2002 and like-for-like volumes increased 7%. There have been declines in some non-core domestic brands as we have repositioned the portfolio towards our premium brands.

Our UK wine business performed very strongly with organic volumes up 32%. The main drivers have been the good performance of Mumm champagne and our Argentine wine, Graffigna, which is now sold through our distribution network in the UK and has more than doubled its volumes.

The Australian and New Zealand wine businesses performed well in spite of the difficult trading conditions caused by an oversupply of certain grape varietals and pricing pressure in the region. Our volumes in these markets grew 1%. In New Zealand, Montana has continued to grow market share in the super premium category where it also successfully grew sparkling wine volumes by 5%. The Montana portfolio grew strongly in Australia with volumes up 39% as we have extended our distribution presence.

Global Operations and Duty Free
The productivity of our Global Operations has continued to improve largely as a result of increased production volumes through our existing sites. For example, we have benefited from the integration of Malibu production at our sites in Dumbarton, Jerez and Walkerville. The strong growth of Courvoisier has improved productivity measures at Jarnac. In addition, procurement is now fully co-ordinated across our Spirits & Wine business, and that has enabled us to leverage synergies, especially in the areas of packaging and other services.

Our Duty Free operations have performed well within a difficult environment. The first half saw strong organic growth and showed a recovery against the previous year which was affected by the events of 11 September 2001. However, the impact of the SARS virus, the Iraq war and slowing economies in many markets caused the recovery to falter in the second half reflecting a decline in passenger traffic. Our actions to mitigate these effects was successful with Ballantine's Aged performing particularly well, retaining its market leadership position in super premium scotch in duty free. The addition of Malibu and our premium wine brands has made a very positive contribution to our Duty Free business. In particular, our premium wines have benefited from the access to this channel provided by our global distribution network.

QUICK SERVICE RESTAURANTS

   - Distribution points up 8%
   - Number of combination stores up 37%
   - System-wide sales growth of 5%
   - Trading profit up 8% to GBP79m

The strong profit growth in our Quick Service Restaurants business has been driven by continued growth in same store sales and the contribution from new stores. Distribution points increased by 8% as we significantly increased the pace of store openings in both the US and internationally during the year. We have plans to rapidly expand the number of distribution points over the coming year. Overall turnover has fallen by 11% to GBP259m reflecting the final stage in the process to full outsourcing of ice-cream manufacture for Baskin-Robbins to Dean Foods in the US.

Dunkin' Donuts delivered a 7% growth in system-wide sales driven by a 4.4% increase in US same store sales and a 7% increase in global distribution points. Its same store sales growth has continued to outpace the overall QSR industry driven by effective marketing work and innovation. Dunkin' Donuts has promoted the sale of boxed donuts through a programme called "express donuts" which are 12 packs containing the top six flavours. This programme has also been supported by a new campaign, "Who brought the donuts?", which encourages the purchase of boxed donuts, thereby increasing the value of each customer transaction. In addition, Dunkin' Donuts has driven its successful innovation programme with new beverage offerings such as caramel iced coffee and lemonade coolatta which benefited from a promotional competition with MTV called "Route to Cool". We have also continued our focus on coffee with sales of "coffee by the pound" growing well and a successful trial of a broader range of coffee offerings such as cappuccino, latte, and espresso.

Baskin-Robbins same store sales in the US declined by 4.5% and global system-wide sales were up 1% for the year reflecting the poor weather in key US markets and the sluggish US economy - particularly in its core market of California. Global distribution points increased by 9%. Baskin-Robbins ran movie tie-ins with "X2:X-Men United" and "Sinbad" with new flavours such as Oreo X-Mint, X-Treme Berry Sherbet and Sinbad's Triple Punch Sherbet. Free-Scoop Nights continue to attract significant publicity to drive brand awareness.

Togo's has also been affected by the poor economic situation in California resulting in a 5% decline in system-wide sales. Togo's has been refreshing its product offering with the introduction of toasted sandwiches, a new line of breads, meat and cheese and has expanded into a new range of salads and lighter meals as well as kids meals.

Our strategy of multi-branded combination stores continues to be a driver of growth in new store openings, with a 37% increase in the number of combination stores to over 1,100 stores. This strategy is supported by our brands' complementary day-part offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choices for consumers.

In January 2003, Jon Luther was appointed as Chief Executive Officer of the Quick Service Restaurants business. During 2003, we restructured the business to concentrate around the three brands and to provide improved focus on operational systems and standards, menu and product development and the expansion of the international business. The reorganisation has resulted in a leaner and more focused organisation providing operational synergies. This resulted in an exceptional charge of GBP9m which will generate annual cost savings of GBP7m.

BRITANNIA  SOFT DRINKS
The Group's share of  Britannia's  profits for the period was GBP20m (2002:
GBP16m).

TAXATION
The normalised tax rate for the year has decreased from 25% to 24%, as we continue to manage our tax liabilities. We anticipate that the normalised rate for the year ending 31 August 2004 will remain at this level.

GOODWILL AND  EXCEPTIONAL  ITEMS
Goodwill amortisation totalled GBP40m (2002: GBP38m), the increase reflecting a full year of amortisation relating to the acquisition of Bodegas y Bebidas.

The exceptional items of GBP28m reflect the benefit of the Mexican excise rebate: pre-tax GBP38m (2002: GBP213m); post-tax GBP25m (2002: GBP138m). It also includes a charge for the restructuring of Quick Service Restaurants (GBP9m) and the completion of the acquisition integration programme announced in 2002 (GBP3m).

CASH FLOW
Net cash flow from operating activities was GBP748m (2002: GBP760m) and free cash flow was GBP281m (2002: GBP211m). Cash flow benefited from a rebate of excise duty (net of tax) in Mexico of GBP38m this year (2002:
GBP128m). If this non-repeatable item is excluded, free cash flow improved by GBP160m to GBP243m. This improvement is a result of improved working capital management, particularly debtor and creditor management, and lower tax payments.

Net debt decreased by GBP166m during the period from GBP2,578m to GBP2,412m which includes an adverse currency translation impact on our borrowings of GBP82m largely as a result of the strengthening Euro partially offset by a weakening US dollar.

TREASURY OPERATIONS
The Group treasury operates as a centralised service managing interest rate and foreign exchange risk and financing. The Board agrees and reviews policies and financial instruments for risk management.

We operate a prudent hedging policy. The Group broadly has a natural hedge to the impact of fluctuations of the Euro on transaction costs from selling into and out of the Eurozone. Business trading flows are netted by currency and hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options: the first 12 months being non-discretionary. As a result, there was no material transaction impact on the profit for 2003 although we expect a GBP5-10m negative effect in 2004.

It is our policy not to hedge the impact of foreign exchange movements on the translation of our overseas earnings. As a result, our prior year profits at current exchange rates are reduced by GBP19m, primarily as a result of the weakening US dollar and Mexican peso. We anticipate, based on current exchange rates, that 2004 trading profits will be adversely affected by between GBP5m and GBP10m.

Our balance sheet can be significantly affected by currency translation movements. Our policy is to match foreign currency debt in proportion to foreign currency earnings so as to provide a natural hedge for part of the translation exposure.

The amount of risk to any one counterpart is restricted according to credit rating. We continually monitor our exposure to counterparties and their credit ratings.

Exposures to interest rate fluctuations on borrowings and deposits are managed by using interest rate swaps and interest rate options. It is our policy to keep between 60% and 80% of net debt at fixed rates of interest with a target of 70%.

At 31 August 2003, EV gearing (net debt as percentage of market capitalisation plus net debt) was 36%, in line with last year. Interest cover based on EBITDA was 5.5 times and cover based on EBIT was 4.9 times.

In July, Allied Domecq put in place a new GBP1.1 billion five year bank facility which replaced the existing GBP1 billion facility which was due to mature in May 2004.

PENSIONS
Like many other companies, charges for pension and post retirement benefits have again increased substantially during the year, growing by GBP48m as a result of changing market and demographic dynamics. During the year, formal triennial valuations were completed for the two UK funds representing around 80% of our pension liabilities. The Company has agreed a plan with the Trustees to address the funding deficits disclosed in the valuation reports and cash contributions of around GBP45m will be made in each of the next three years. In the year under review, we contributed GBP42m to the pensions and post retirement benefit schemes around the world, of which GBP26m related to the UK funds.

We intend to adopt the UK accounting standard FRS17 for the financial year 2003/
04. Had this standard applied for 2002/03, the overall charge to the profit and loss account would have been GBP49m. We expect a similar charge under FRS17 for the 2004 financial year. The post tax deficit included in the balance sheet at 31 August 2003 would have been GBP405m compared with GBP336m at 31 August 2002 reflecting further deterioration in equity markets and a reduction in benchmark bond yields.


CONSTANT EXCHANGE RATE REPORTING
The following tables provide a reconciliation between the 2002 reported results and those shown at constant exchange rates in the Operating and Financial
Review.

----------------------------------------------------------------------------
                                       2002                     2003
----------------------------------------------------------------------------
                                                                      Growth
                           Reported   Foreign    At 2003  Reported   at 2003
                               2002  Exchange   Exchange      2003  exchange
 GROUP                        GBPm       GBPm       GBPm     GBPm         %
----------------------------------------------------------------------------
 Turnover                     3,334      (114)     3,220     3,410         6
----------------------------------------------------------------------------
 Trading profit                 610       (19)       591       621         5
----------------------------------------------------------------------------
 Finance charges               (130)       (6)      (136)     (126)       (7)
----------------------------------------------------------------------------
 Profit before tax              480       (25)       455       495         9
----------------------------------------------------------------------------
 Taxation                      (120)        6       (114)     (119)        4
----------------------------------------------------------------------------
 Minority interests             (13)        -        (13)      (16)       23
----------------------------------------------------------------------------
 Earnings                       347       (19)       328       360        10
----------------------------------------------------------------------------
 Weighted average number
 of ordinary shares
 (millions)                   1,066                1,066     1,075
----------------------------------------------------------------------------
 Earnings per share
 (pence)                       32.6                 30.8      33.5         9
----------------------------------------------------------------------------


----------------------------------------------------------------------------
                                         2002                     2003
----------------------------------------------------------------------------
                                                                      Growth
                           Reported   Foreign    At 2003  Reported   at 2003
                               2002  Exchange   Exchange      2003  exchange
 SPIRITS & WINE               GBPm      GBPm       GBPm       GBPm         %
----------------------------------------------------------------------------
 Turnover                     3,018       (88)     2,930     3,151         8
----------------------------------------------------------------------------
 Duty                          (638)       20       (618)     (671)        9
----------------------------------------------------------------------------
 Net turnover                 2,380       (68)     2,312     2,480         7
----------------------------------------------------------------------------
 Advertising and
 promotion                      443        (9)       434       437         1
----------------------------------------------------------------------------


The foreign exchange adjustment restates prior year profits and sales at current year average exchange rates. Where this would distort the reporting of underlying performance following a material devaluation or under conditions of hyperinflation, profits and sales are not restated and retain their original value as reported in pounds sterling.


Geographical Analysis - Group trading profit
In line with previous statements, the trading profits of the regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year's actual exchange rates, as shown in note 2 to the accounts. The table below shows the foreign exchange affect of restating last year's reporting trading profit for each region at this year's actual exchange rates. "Others" in the table includes Global Operations
(including profit from the sale of bulk whisky), stand-alone Duty Free operations and central costs not allocated to marketing regions. In addition, the table sets out the impact of market transfers on last year's regional Spirits & Wine trading profits. The market transfers column includes the movement of European Duty Free from Europe to our stand-alone Duty Free operations reported in "Others". The column also includes the movement of some existing Spanish wine operations from Europe to Premium Wine and the reallocation of central costs, primarily central marketing costs such as consumer research activities, to the regions. The profit decline "Others" principally reflects increased pension costs (GBP48m) partly offset by the year on year benefit of some one-off costs which were not repeated in the current year.

Geographical Analysis - Group trading profit
-------------------------------------------------------------------------------
                           2002                      2003            2003
                                                     Total          Organic
-------------------------------------------------------------------------------
                                                           Growth        Growth
           Reported    Market   Foreign    At 2003         at 2003      at 2003
            2002     transfers  exchange  exchange  2003  exchange 2003 exchange
             GBPm        GBPm       GBPm     GBPm   GBPm      %    GBPm       %
-------------------------------------------------------------------------------
 Europe         160       (27)      12      145    114      (21)    97      (33)
-------------------------------------------------------------------------------
 North          169       (11)     (19)     139    182       31    167       20
 America
-------------------------------------------------------------------------------
 Latin           61        (3)      (9)      49     54       10     53        8
 America
-------------------------------------------------------------------------------
 Asia            66        (4)      (2)      60     78       30     76       27
 Pacific
-------------------------------------------------------------------------------
 Premium         68         8        1       77     95       23     86       12
 Wine
-------------------------------------------------------------------------------
 Others          (8)       37        3       32     (1)    (103)     -     (100)
-------------------------------------------------------------------------------
 Spirits &      516         -      (14)     502    522        4    479       (5)
 Wine
-------------------------------------------------------------------------------
 QSR             78         -       (5)      73     79        8     79        8
-------------------------------------------------------------------------------
 Britannia       16         -        -       16     20       25     20       25
-------------------------------------------------------------------------------
 TOTAL          610         -      (19)     591    621        5    578       (2)
-------------------------------------------------------------------------------

Accounting policies

Year to 31 August 2003

Basis of accounting
The accounts are prepared under the historical cost convention and comply with accounting policies generally accepted in the United Kingdom ("UK GAAP"). The accounts have complied with the disclosure requirements of Financial Reporting Standard (FRS) 17 Retirement Benefits in line with the transitional timetable laid down by the standard. The Group intends to adopt FRS 17 in full from 1 September 2003.
Pages 49 to 51 describes the significant differences between UK GAAP and US generally accepted accounting principles ("US GAAP") and presents a reconciliation of net income and shareholders' equity from UK GAAP to US GAAP as a result of such differences.

Basis of consolidation
Allied Domecq PLC (the "Group" or "Company") accounts consolidate the accounts of the Company and its interests in subsidiary undertakings. Interests in associated undertakings are included using the equity method of accounting. The results of businesses acquired or disposed of during the year are consolidated for the period from, or up to, the date control passes.

Acquisitions
On the acquisition of a business, or an interest in an associate, fair values, reflecting conditions at the date of the acquisition, are attributed to the net assets acquired. Adjustments are also made to bring accounting policies in line with those of the Group.

Intangible fixed assets
Goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Other purchased intangible assets are capitalised and amortised over their useful economic lives on a straight line basis. Where intangible assets, such as brands, are regarded as having indefinite useful economic lives, they are not amortised but are subject to annual impairment reviews.

Tangible fixed assets
Tangible fixed assets are capitalised at cost. Depreciation is provided to write off the cost less the estimated residual value of assets by equal instalments over their estimated useful economic lives as follows: Land and buildings - the shorter of 50 years or the length of the lease; distilling and maturing equipment - 20 years; storage tanks - 20 to 50 years; other plant and equipment and fixtures and fittings - 5 to 12 years; and computer software - 4 years. Vineyard developments are not depreciated in the first 3 years unless they become productive within that time. No depreciation is provided on freehold land.

Fixed asset investments
Fixed asset investments are stated at cost, less provision for any permanent diminution in value.

Turnover
Turnover represents sales to external customers (including excise duties but excluding sales taxes) and franchise income.

Stocks
Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase price or direct production cost, together with duties and manufacturing overheads. The cost of spirits and wine stocks is determined by the weighted average cost method. Stocks are included in current assets, although a portion of such stocks may be held for periods longer than one year.

Deferred tax
Full provision is made for deferred tax assets and liabilities arising from timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Financial instruments
The Group uses financial derivative instruments to manage exposures to movements in interest and exchange rates. Transactions involving financial instruments are accounted for as follows:
i) Gains or losses arising on forward exchange contracts are taken to the profit and loss account in the same period as the underlying transaction. Premiums paid or received on foreign currency options are taken to the profit and loss account when the option expires or matures.
ii) Net interest arising on interest rate agreements is taken to the profit and loss account over the life of the agreement.
iii)Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves.

Foreign currencies
Monetary assets and liabilities arising from transactions in foreign currencies are translated at the rate of exchange prevailing at the date of transaction. Subsequent movements in exchange rates are included in the Group profit and loss account. The results of undertakings outside the UK are translated at weighted average exchange rates each month. The closing balance sheets of undertakings outside the UK are translated at year end rates. Exchange rate differences arising from the translation of foreign currency denominated balance sheets to closing rates are dealt with through reserves.

Pension and post employment benefits
Pension and post retirement medical benefit costs are charged to the profit and loss account on a systematic basis over the service life of employees, with the advice of actuaries, using the projected unit credit method.


Group profit and loss account
Year to 31 August 2003
                                        Year to 31 August 2003               Year to 31 August 2002
                                        ----------------------               ----------------------

                                      Before                                Before
                                    goodwill      Goodwill                goodwill      Goodwill
                                         and           and                     and           and
                                 exceptional   exceptional             exceptional   exceptional
                                       items         items     Total         items         items     Total
                          Note         GBPm          GBPm       GBPm          GBPm          GBPm      GBPm
-----------------------------------------------------------------------------------------------------------

Turnover                     1         3,410             -     3,410         3,334            -      3,334
-----------------------------------------------------------------------------------------------------------
Operating   - goodwill
costs         amortisation   6             -           (40)      (40)            -           (38)      (38)

            - Mexican
              excise
              rebate         6             -            38        38             -           213       213

            - other          6        (2,813)          (10)   (2,823)       (2,739)          (84)   (2,823)
-----------------------------------------------------------------------------------------------------------
Operating profit from
continuing operations                    597           (12)      585           595            91       686

Share of profits of
associated undertakings     15            24             -        24            15             -        15
-----------------------------------------------------------------------------------------------------------
Trading profit on
ordinary activities
before finance charges       1           621           (12)      609           610            91       701

Finance charges              8          (126)            -      (126)         (130)            -      (130)
-----------------------------------------------------------------------------------------------------------
Profit on ordinary
activities before
taxation                                 495           (12)      483           480            91       571

Taxation                     9          (119)           (8)     (127)         (120)          (46)     (166)
-----------------------------------------------------------------------------------------------------------
Profit on ordinary
activities after
taxation                                 376           (20)      356           360            45       405

Minority   - equity and
interests    non-equity     24           (16)            -      (16)           (13)            -       (13)
-----------------------------------------------------------------------------------------------------------
Profit earned for
ordinary shareholders
for the year                23           360           (20)      340           347            45       392

Ordinary dividends          11                                  (150)                                 (141)
-----------------------------------------------------------------------------------------------------------
Retained profit                                                  190                                   251
-----------------------------------------------------------------------------------------------------------
Earnings per
ordinary share:
- basic                     10                                    31.6p                                 36.8p
- diluted                   10                                    31.6p                                 36.7p
- normalised                10             33.5p                                32.6p
----------------------------------------------------------------------------------------------------------




Group balance sheet
At 31 August 2003
                                                           31 August   31 August
                                                                2003        2002
                                                      Note      GBPm        GBPm
--------------------------------------------------------------------------------
Fixed assets
Intangible assets                                       12     1,273       1,316
Tangible assets                                         13       966         877
Investments and loans                                   14       160         126
Investments in associates                               15        85          71
--------------------------------------------------------------------------------
Total fixed assets                                             2,484       2,390
--------------------------------------------------------------------------------
Current assets
Stocks                                                  16     1,407       1,302
Debtors due within one year                             17       679         736
Debtors due after more than one year                    17       326         332
Cash at bank and in hand                                         175         169
--------------------------------------------------------------------------------
Total current assets                                           2,587       2,539
--------------------------------------------------------------------------------
Creditors (due within one year)
Short-term borrowings                                   20      (772)       (971)
Other creditors                                         18    (1,161)     (1,022)
---------------------------------------------------------------------------------
Total current liabilities                                     (1,933)     (1,993)
---------------------------------------------------------------------------------
Net current assets                                               654         546
--------------------------------------------------------------------------------
Total assets less current liabilities                          3,138       2,936
Creditors (due after more than one year)
Loan capital                                            20    (1,815)     (1,776)
Other creditors                                         18       (46)        (90)
---------------------------------------------------------------------------------
Total creditors due after more than one year                  (1,861)     (1,866)
--------------------------------------------------------------------------------
Provisions for liabilities and charges                  19      (283)       (284)
---------------------------------------------------------------------------------
Net assets                                                       994         786
--------------------------------------------------------------------------------
Capital and reserves
Called up share capital                                 22       277         277
Share premium account                                   23       165         165
Merger reserve                                          23      (823)       (823)
Profit and loss account                                 23     1,299       1,087
--------------------------------------------------------------------------------
Shareholders' funds   - equity                                   918         706
Minority interests    - equity and non-equity           24        76          80
--------------------------------------------------------------------------------
                                                                 994         786
--------------------------------------------------------------------------------

Approved by the Board on 20 October 2003 and signed
on its behalf by:


Gerry Robinson,         Graham Hetherington,
CHAIRMAN                DIRECTOR




Group cash flow information
Year to 31 August 2003
                                                                                          Year to       Year to
                                                                                       31 August     31 August
                                                                                            2003          2002
Reconciliation of operating profit to net cash inflow from operating activities   Note      GBPm          GBPm
--------------------------------------------------------------------------------------------------------------
Operating profit                                                                             585           686
Goodwill amortisation                                                                         40            38
Exceptional operating costs                                                                    4            64
Depreciation                                                                                  75            75
Increase in stocks                                                                           (72)          (94)
Decrease/(increase) in debtors                                                                58           (22)
Increase in creditors                                                                         65            71
Expenditure against provisions for reorganisation and restructuring costs                    (29)          (36)
Other items                                                                                   22           (22)
---------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                    748           760
--------------------------------------------------------------------------------------------------------------

Group cash flow statement
--------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                    748           760
Dividends received from associated undertakings                                               13            11
Returns on investments and servicing of finance                                   25        (148)         (133)
Taxation paid                                                                     25         (65)         (178)
Capital expenditure and financial investment                                      25        (156)         (712)
Acquisitions and disposals                                                        25           -          (586)
Equity dividends paid                                                                       (144)         (133)
---------------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) before use of liquid resources and financing                           248          (971)
Management of liquid resources                                                                50           (21)
Financing                                                                         25        (164)          798
---------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in the year                                                      134          (194)
---------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net debt
---------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in the year                                                      134          (194)
(Decrease)/increase in liquid resources                                                      (50)           21
Decrease/(increase) in loan capital                                                          164          (649)
---------------------------------------------------------------------------------------------------------------
Movement in net debt resulting from cash flows                                               248          (822)
Exchange adjustments                                                                         (82)           98
---------------------------------------------------------------------------------------------------------------
Movement in net debt during the year                                                         166          (724)
Opening net debt                                                                          (2,578)       (1,854)
---------------------------------------------------------------------------------------------------------------
Closing net debt                                                                  27      (2,412)       (2,578)
---------------------------------------------------------------------------------------------------------------




Group statement of total recognised gains and losses
Year to 31 August 2003

                                                                         Year to   Year to
                                                                       31 August 31 August
                                                                            2003      2002
                                                                            GBPm      GBPm
------------------------------------------------------------------------------------------
Profit earned for ordinary shareholders for the year                         340       392
Currency translation differences on foreign currency net investments           3       (23)
Taxation on translation differences                                           19       (12)
-------------------------------------------------------------------------------------------
Total recognised gains and losses for the year                               362       357
------------------------------------------------------------------------------------------




Group note of historical cost profits and losses
Year to 31 August 2003

There is no difference between the profit earned for ordinary shareholders as disclosed in the profit and loss account and the profit stated on an historical cost basis.


Group reconciliation of movements in shareholders' funds
Year to 31 August 2003

                                                                         Year to   Year to
                                                                       31 August 31 August
                                                                            2003      2002
                                                                           GBPm       GBPm
------------------------------------------------------------------------------------------
Shareholders' funds at the beginning of the year                             706       341
------------------------------------------------------------------------------------------
Total recognised gains and losses for the year                               362       357
Ordinary dividends                                                          (150)     (141)
Ordinary share capital issued (net of costs)                                   -       149
------------------------------------------------------------------------------------------
Net movement in shareholders' funds                                          212       365
------------------------------------------------------------------------------------------
Shareholders' funds at the end of the year                                   918       706
------------------------------------------------------------------------------------------


Parent company balance sheet
At 31 August 2003

                                                           31 August 31 August
                                                                2003      2002
                                                      Note      GBPm      GBPm
------------------------------------------------------------------------------
Fixed asset investments                                 14     4,215     4,179
------------------------------------------------------------------------------

Current assets
Debtors                                                 17        12        14
Creditors (due within one year)
Other creditors                                         18      (180)      (88)
-------------------------------------------------------------------------------
Net current liabilities                                         (168)      (74)
-------------------------------------------------------------------------------
Net assets                                                     4,047     4,105
-------------------------------------------------------------------------------
Capital and reserves
Called up share capital                                 22       277       277
Share premium account                                   23       165       165
Merger reserve                                          23     2,420     2,420
Capital reserve                                         23       651       651
Profit and loss account                                 23       534       592
-------------------------------------------------------------------------------
Shareholders' funds - equity                                   4,047     4,105
-------------------------------------------------------------------------------


Approved by the Board on 20 October 2003 and signed
on its behalf by:

Gerry Robinson,             Graham Hetherington,
CHAIRMAN                    DIRECTOR


Profits of the parent company
Under s230 (4) of the Companies Act 1985, a separate profit and loss account for the parent company is not presented.
Profits for the year arising in the parent company are disclosed in note 23.

Notes to the accounts

1. Activity analysis
---------------------------------------------------------------------------------------------------------------------
                                                         Spirits &                                               Total
                                                              Wine       QSR          Britannia             continuing
                                                              GBPm      GBPm               GBPm                   GBPm
----------------------------------------------------------------------------------------------------------------------
Year to 31 August 2003
Turnover                                                     3,151       259                  -                  3,410
----------------------------------------------------------------------------------------------------------------------
Trading profit before exceptional items and goodwill           522        79                 20                    621
Goodwill amortisation                                          (40)        -                  -                    (40)
Exceptional items                                               37        (9)                 -                     28
----------------------------------------------------------------------------------------------------------------------
Profit before finance charges                                  519        70                 20                    609
----------------------------------------------------------------------------------------------------------------------
Finance charges                                                                                                   (126)
Profit on ordinary activities before taxation                                                                      483
----------------------------------------------------------------------------------------------------------------------
Depreciation                                                    64        11                  -                     75
Capital expenditure                                            114        27                  -                    141
Assets employed                                              3,711       103                 49                  3,863

Average numbers of employees                                11,343     1,206                  -                 12,549
----------------------------------------------------------------------------------------------------------------------


Year to 31 August 2002
Turnover                                                     3,018       316                  -                  3,334
----------------------------------------------------------------------------------------------------------------------
Trading profit before exceptional items and goodwill           516        78                 16                    610
Goodwill amortisation                                          (38)        -                  -                    (38)
Exceptional items                                              129         -                  -                    129
----------------------------------------------------------------------------------------------------------------------
Profit before finance charges                                  607        78                 16                    701
----------------------------------------------------------------------------------------------------------------------
Finance charges                                                                                                   (130)
Profit on ordinary activities before taxation                                                                      571
----------------------------------------------------------------------------------------------------------------------
Depreciation                                                    65        10                  -                     75
Capital expenditure                                             99        34                  -                    133
Assets employed                                              3,620       120                 46                  3,786
Average numbers of employees                                10,940     1,173                  -                 12,113
----------------------------------------------------------------------------------------------------------------------

Notes:

a) Normalised profit before tax is GBP495m (2002: GBP480m) being trading profit GBP621m (2002: GBP610m) less finance charges GBP126m (2002:
     GBP130m).
b) Spirits & Wine goodwill is amortised over 20 years and relates principally to Mumm, Perrier Jouet and Montana acquired in 2001 and Jinro Ballantines acquired in 2000.
c)   Assets  employed are before  deducting net  borrowings of GBP2,412m  (2002:
     GBP2,578m), tax payable of GBP364m (2002: GBP334m) and dividends payable of GBP93m (2002: GBP88m) to give net assets of GBP994m (2002: GBP786m).
d) Trading profit includes the Group's share of profits of associated undertakings whose turnover is not included.


2. Geographical analysis

                                                                   Rest of
                                                   Europe Americas  World Total
                                                     GBPm    GBPm    GBPm GBPm
--------------------------------------------------------------------------------
By country of operation
Year to 31 August 2003
Turnover        - continuing activities             2,097    1,821     419 4,337
--------------------------------------------------------------------------------
                - to Group companies                                        (927)
---------------------------------------------------------------------------------
                - external                                                 3,410
--------------------------------------------------------------------------------
Trading profit  - continuing activities               229      327      65   621
                - goodwill amortisation in
                  continuing activities               (20)      (2)    (18)  (40)
                - exceptional items in continuing
                  activities                            4       24       -    28
--------------------------------------------------------------------------------
Profit before finance charges                         213      349      47   609
--------------------------------------------------------------------------------
Assets employed                                     1,896    1,347     620 3,863
--------------------------------------------------------------------------------


Year to 31 August 2002
Turnover        - continuing activities             1,892    1,836     419 4,147
--------------------------------------------------------------------------------
                - to Group companies                                        (813)
---------------------------------------------------------------------------------
                - external                                                 3,334
--------------------------------------------------------------------------------
Trading profit  - continuing activities               252      312      46   610
                - goodwill amortisation in
                  continuing activities               (19)      (1)    (18)  (38)
                - exceptional items in continuing
                  activities                          (32)     161       -   129
--------------------------------------------------------------------------------
Profit before finance charges                         201      472      28   701
--------------------------------------------------------------------------------
Assets employed                                     1,650    1,376     760 3,786
--------------------------------------------------------------------------------

Notes:

a) Export sales from the United Kingdom were GBP419m (2002: GBP448m) including GBP300m (2002: GBP336m) sales to Group companies.
b) Trading profit includes the Group's share of profits of associated undertakings whose turnover is not included.

2. Geographical analysis (continued)
                                                                   Rest of
                                          Europe  Americas          World          Total
                                            GBPm     GBPm           GBPm            GBPm
 ---------------------------------------------------------------------------------------
By country of destination
Year to 31 August 2003

Turnover     - continuing activities       1,387     1,495            528          3,410
----------------------------------------------------------------------------------------
Trading      - continuing activities         188       330            103            621
profit       - goodwill
               amortisation in
               continuing activities         (20)       (2)           (18)           (40)
             - exceptional items in
               continuing activities           4        24              -             28
----------------------------------------------------------------------------------------
                                             172       352             85            609
----------------------------------------------------------------------------------------
Year to 31 August 2002

Turnover     - continuing activities       1,213     1,599            522          3,334
----------------------------------------------------------------------------------------
Trading profit
             - continuing
               activities                    209       311             90            610
             - goodwill
               amortisation in
               continuing activities         (19)       (1)           (18)           (38)
             - exceptional
               items in
               continuing
               activities                    (32)      161              -            129
----------------------------------------------------------------------------------------
                                             158       471             72            701
----------------------------------------------------------------------------------------

Notes:

a) Turnover excludes sales to Group companies.
b) Trading profit includes the Group's share of profits of associated undertakings whose turnover is not included.

3. Exchange Rates

The significant translation rates to GBP1 :-

                                            Average rate
                                            for the year           Closing rate
                                            --------------------------------------------
                                                                31 August      31 August
                                            2003      2002           2003           2002
----------------------------------------------------------------------------------------
United States dollar                        1.60      1.46           1.58           1.55
Mexican peso                               16.72     13.70          17.48          15.33
Euro                                        1.49      1.60           1.45           1.58


4. Staff costs

                                                                  Year to        Year to
                                Full-Time        Part-Time 31 August 2003 31 August 2002
                                ---------------------------
                             UK     Other     UK     Other          Total          Total
                             GBPm   GBPm     GBPm    GBPm            GBPm           GBPm
----------------------------------------------------------------------------------------
Remuneration                 80       282      4        11            377            357
Social security               9        34      -         1             44             42
Pension schemes - UK         26         -      -         -             26             (9)
                - other       -         7      -         -              7             (1)
Post retirement medical
benefits (PRMB)               1        11      -         -             12              7
----------------------------------------------------------------------------------------
                            116       334      4        12            466            396
----------------------------------------------------------------------------------------

Average numbers employed
2003 - Continuing
       operations         1,804     9,319    187     1,239         12,549
----------------------------------------------------------------------------------------

2002 - Continuing
       operations         1,563     9,034    146     1,370                        12,113
----------------------------------------------------------------------------------------

Directors' remuneration
The amounts  relating to emoluments,  share options,  Long Term Incentive Scheme
interests  and  Directors'   pension   entitlements  are  disclosed  within  the
Directors' Remuneration Report.

5. Pension and post retirement benefit schemes

The Group operates a number of pension and post retirement healthcare schemes throughout the world. The major schemes are of the defined benefit type and the assets of the schemes are largely held in separate trustee administered funds. The UK funds represent approximately 80% of the overall pension liabilities of the Group and are closed to new members. Full actuarial reviews of the UK funds were carried out during the year and agreement has been reached with the scheme trustees on funding for the next three years.
The Group has continued to account for pensions in accordance with SSAP24 for the year ended 31 August 2003. Additional information required under the transitional arrangements for the introduction of FRS 17 is set out below. The Group intends to fully adopt the FRS 17 accounting standard for the year ending 31 August 2004.

SSAP 24 disclosures
United Kingdom

The assets and liabilities of the defined benefit UK schemes are reviewed regularly by an actuary. A full assessment is undertaken every three years for funding purposes and the latest full actuarial valuation of the UK schemes was carried out as at 6 April 2003 by an independent actuary. The valuation is based on a market value approach using the projected unit credit method. The most important assumptions are the discount rate, the rate of increase in remuneration and the pension increase rate.
The funding position as at 6 April 2003 is used as the basis for SSAP 24 accounting purposes. The main assumptions were a discount rate of 7.5% (2002:
7.5%) per annum, remuneration increases of 4% (2002: 4.5%) per annum for the Main Fund and 5.5% (2002: 4.5%) per annum for the Executive Fund and pension increases of 3.2% (2002: 3.5%) per annum. The market value of the Main Fund was GBP1,129m (2002: GBP1,397m) and the funding level was 107% (2002: 106%). The market value of the Executive Fund was GBP325m (2002: GBP379m) and the funding level was 81% (2002: 83%).

Overseas
The Group operates defined benefit pension and post retirement medical benefit plans in several countries overseas, with the most significant being in the US and Canada. The latest actuarial reviews of these plans were carried out as at 31 August 2002 by independent actuaries for the purpose of calculating pension costs for the year ended 31 August 2003.

The actuarial reviews of the US plans showed that the combined market value of pension plan assets was GBP151m at 31 August 2002 (2001: GBP186m). This represents approximately 105% (2001: 144%) of the value of benefits that had accrued to pensioners, deferred pensioners and members as at that date. The principal assumptions used to calculate the liabilities at 31 August 2002 were an assumed discount rate of 6.25% (2001: 7.25%) per annum and earnings increases of 5% (2001: 5%) per annum. The actuarial reviews of the Canadian plans showed that the combined market value of pension plan assets was GBP113m at 31 August 2002 (2001: GBP132m). This represents approximately 95% (2001: 108%) of the value of benefits that had accrued to pensioners, deferred pensioners and members as at that date. The principal assumptions used to calculate the liabilities at 31 August 2002 were an assumed discount rate of 6.74% (2001:
6.94%) per annum and earnings increases of 4.38% (2001: 4.98%) per annum.

FRS 17 disclosures

The following information complies with the transitional requirements of FRS 17 and is for disclosure purposes only.

Major assumptions
                                31 August 2003   31 August 2002   31 August 2001
                                ------------------------------------------------
                                United           United           United
                               Kingdom Overseas Kingdom Overseas Kingdom Overseas
                               --------------------------------------------------
                                     %        %       %        %       %        %
Rate of general increase in
salaries                           4.0      4.4     4.1      4.8     4.3      5.2
Rate of increase to
benefits                           3.1      1.8     3.1      2.1     3.3      2.1
Discount rate for scheme
liabilities                        5.6      6.0     6.0      6.5     6.1      7.3
Inflation                          2.5      3.0     2.3      2.1     2.5      2.7

The expected long term rate of returns of the significant schemes is :-

Equities                           7.5      8.2    *7.5      8.7     8.0     10.0
Bonds                              5.0      5.8     5.0      6.1     5.5      6.5
Property and other                 5.5      4.3     5.2      4.4     6.5      4.0

*31 August 2002 assumption amended from 8.5% to 7.5%.

5. Pension and post retirement benefit schemes (continued)

FRS 17 disclosures (continued)

Net pension and post retirement medical
benefits (PRMB) liability
                                  31 August 2003     31 August 2002     31 August 2001
                                  ----------------------------------------------------
                                  United             United             United
                                 Kingdom Overseas   Kingdom Overseas   Kingdom Overseas
                                  market   market    market   market    market   market
                                   value    value     value    value     value    value
                                    GBPm     GBPm      GBPm     GBPm      GBPm     GBPm

Equities                             814      156       896      206     1,182      273
Bonds                                594      161       458      115       469      126
Property and other                   143       14       197        6       195       18
---------------------------------------------------------------------------------------
Total market value of assets       1,551      331     1,551      327     1,846      417
Present value of scheme
liabilities                       (2,004)    (464)   (1,941)    (417)   (1,877)    (421)
---------------------------------------------------------------------------------------
Deficit in the schemes              (453)    (133)     (390)     (90)      (31)      (4)
Related deferred tax asset           136       45       117       27         9        1
---------------------------------------------------------------------------------------
Net pension and PRMB liability      (317)     (88)     (273)     (63)      (22)      (3)
---------------------------------------------------------------------------------------


The amounts charged to profit and loss account under FRS 17 would have been:-

                                  31 August 2003     31 August 2002     31 August 2001
                                  ----------------------------------------------------

                                  United             United             United
                                 Kingdom Overseas   Kingdom Overseas   Kingdom Overseas
                                    GBPm     GBPm      GBPm     GBPm      GBPm     GBPm

Regular service cost                  10       19         6        9         8        8
Past service cost                      -        -         -        7         -        -
Interest cost                        114       26       110       28       121       21
Expected return on assets            (98)     (22)     (130)     (32)     (161)     (32)
----------------------------------------------------------------------------------------
Profit and loss charge/(credit)       26       23       (14)      12       (32)      (3)
----------------------------------------------------------------------------------------


Analysis of amount that would have been included within the Group statement of recognised gains and losses under FRS 17 :-
                                                     31 August 2003     31 August 2002
                                                     ---------------------------------
                                                     United             United
                                                    Kingdom Overseas   Kingdom Overseas
                                                      GBPm     GBPm       GBPm     GBPm
Actual return less expected return on
pension scheme assets                                   (12)      (6)     (320)     (64)
Experience gains and losses arising on
the scheme liabilities                                   20      (4)      (62)        -
Changes in assumptions underlying the present
value of the scheme liabilities                         (71)     (22)      (19)     (19)
---------------------------------------------------------------------------------------
Actuarial loss recognised in Group statement of
total recognised gains and losses                       (63)     (32)     (401)     (83)
Deferred tax movement                                    19       11       120       25
---------------------------------------------------------------------------------------
Actuarial loss recognised in Group statement of
total recognised gains and losses - net of tax          (44)     (21)     (281)     (58)
---------------------------------------------------------------------------------------


The history of experience gains and losses would have been:-

                                                     31 August 2003     31 August 2002
                                                     ---------------------------------

                                                     United             United
                                                    Kingdom Overseas   Kingdom Overseas

Actual return less expected return on pension scheme assets

Amount (GBPm)                                            (12)      (6)     (320)     (64)
Percentage of the scheme assets (%)                      (1%)     (2%)     (21%)    (20%)

Experience gains and losses arising on the scheme liabilities

Amount (GBPm)                                             20       (4)      (62)       -
Percentage of the present value of the
scheme liabilities (%)                                   (1%)      1%        3%        -

Actuarial loss recognised in Group statement of total recognised gains and losses

Amount (GBPm)                                            (63)     (32)     (401)     (83)
Percentage of the present value of the
scheme liabilities (%)                                    3%       7%       21%      20%


5. Pension and post retirement benefit schemes (continued)

FRS 17 disclosures (continued)

The movement in deficit during the year under FRS 17 would have been :-
                                 31 August 2003           31 August 2002
                                 ---------------------------------------
                                 United                     United
                                Kingdom Overseas          Kingdom       Overseas
                                   GBPm     GBPm             GBPm           GBPm
Deficit in scheme at
beginning of year net of
deferred tax                       (273)     (63)             (22)            (3)
Movement in year:
Current service cost                (10)     (19)              (6)            (9)
Past service cost                     -        -                -             (7)
Contributions                        26       16               16              4
Other finance income                (16)      (4)              20              4
Currency translation adjustment       -        3                -              6
Deferred tax movement on
actuarial loss                       19       11              120             25
Actuarial loss                      (63)     (32)            (401)           (83)
---------------------------------------------------------------------------------
Deficit in scheme at the end
of the year net of deferred tax    (317)     (88)            (273)           (63)
--------------------------------------------------------------------------------


Group net assets and profit and loss account reserves under FRS 17 would have been :-
                                                        31 August      31 August
                                                             2003           2002
                                                             GBPm           GBPm
                                                        ------------------------

Group net assets
Net assets per Group balance sheet                            994            786
Less pension and post retirement benefits reported
under SSAP 24 (net of deferred tax)                          (147)          (149)
Add pension and post retirement benefits reported
under FRS 17 (net of deferred tax)                           (405)          (336)
--------------------------------------------------------------------------------
Net assets under FRS 17                                       442            301
--------------------------------------------------------------------------------

Group profit and loss account

Profit and loss account per
Group balance sheet                                         1,299          1,087
Less pension and post retirement benefits reported
under SSAP 24 (net of deferred tax)                          (147)          (149)
Add pension and post retirement benefits reported
under FRS 17 (net of deferred tax)                           (405)          (336)
--------------------------------------------------------------------------------
Profit and loss account under FRS 17                          747            602
--------------------------------------------------------------------------------


6. Operating costs
                                                           Year to       Year to
                                                   31 August 2003 31 August 2002
                                   Note                      GBPm           GBPm
--------------------------------------------------------------------------------
Change in stocks of finished goods
and work in progress                                          (72)           (94)
Raw materials and consumables                                 838            840
Customs and      - ongoing                                    671            638
excise duties
paid
                 - Mexican
                   excise
                   rebate                                     (38)          (213)
Staff costs                           4                       466            396
Depreciation                         13                        75             75
Goodwill amortisation                                          40             38
Other operating charges
including exceptional items                                   783            903
Operating leases - hire of equipment                           11             11
                 - property rents                              48             48
Payments to      - fees for audit                               3              6
auditor
--------------------------------------------------------------------------------
                                                            2,825          2,648
--------------------------------------------------------------------------------

The parent company audit fee was nil (2002: nil). Other payments to the auditor were GBP1m (2002: GBP4m) which primarily relate to taxation services.

Mexican excise rebate
The Mexican Supreme Court ruled in 2000 in favour of an action, brought by a number of spirits companies challenging the excise duty regime applicable to their Mexican operations during 1998 and 1999. Its ruling determined that the tax was inequitable because it was applied only to large companies.

The Mexican Supreme Court awarded compensation which, by agreement with the Mexican tax authorities, was principally recovered by offset against current and future duties and taxes. At 31 August 2003 the recovery was complete and GBP298m has been received over the past three financial years subject to applicable corporation tax at 35%.

7. Goodwill amortisation and exceptional items

                                                          Year to        Year to
                                                   31 August 2003 31 August 2002
                                                             GBPm           GBPm
--------------------------------------------------------------------------------
Goodwill amortisation                                         (40)           (38)
---------------------------------------------------------------------------------
Exceptional items

Mexican excise rebate                                          38            213
Mexican social projects                                         -            (11)
Acquisition integration costs                                  (3)           (36)
Termination of land lease                                       -            (23)
Asset write-downs                                               2            (14)
Restructuring - QSR                                            (9)             -
--------------------------------------------------------------------------------
Total exceptional items within operating costs                 28            129
--------------------------------------------------------------------------------
Goodwill amortisation and exceptional items
before taxation                                               (12)            91
Taxation                                                       (8)           (46)
---------------------------------------------------------------------------------
Goodwill amortisation and exceptional items
after taxation                                                (20)            45
--------------------------------------------------------------------------------



8. Finance charges
                                                          Year to        Year to
                                                   31 August 2003 31 August 2002
                                                             GBPm           GBPm
--------------------------------------------------------------------------------
Interest on bank loans and overdrafts                          31             63
Interest on other loans                                       107             75
Less: deposit and other interest receivable                   (12)            (8)
---------------------------------------------------------------------------------
Total                                                         126            130
--------------------------------------------------------------------------------

9. Taxation
                                                          Year to        Year to
                                                   31 August 2003 31 August 2002
                                                             GBPm           GBPm
--------------------------------------------------------------------------------
The charge for taxation on the profit for the period comprises:

Current tax
United Kingdom taxation
  Corporation tax at 30% (2002: 30%)                           25             18
  Adjustment in respect of prior periods                       (1)            (3)
  Double taxation relief                                       (1)            (3)
---------------------------------------------------------------------------------
                                                               23             12
Overseas taxation
  Corporation tax                                              60            188
  Adjustment in respect of prior periods                        9            (26)
---------------------------------------------------------------------------------
                                                               69            162

Taxation on attributable profit of associated
undertakings                                                   10              7
--------------------------------------------------------------------------------
Total current tax                                             102            181

Deferred tax
  Origination and reversal of timing
  differences                                                  65            (10)
  Adjustment in respect of prior periods                      (32)             5
  Recognition of deferred tax assets arising
  in prior periods                                             (8)           (10)
--------------------------------------------------------------------------------
Total tax charge                                              127            166
--------------------------------------------------------------------------------

A reconciliation of the current tax charge at the UK corporation tax rate of 30%
(2002: 30%) to the Group's current tax on profit on ordinary activities is shown below :

                                                          Year to        Year to
                                                   31 August 2003 31 August 2002
                                                             GBPm           GBPm
--------------------------------------------------------------------------------
Profit on ordinary activities before taxation                 483            571
--------------------------------------------------------------------------------
Notional charge at United Kingdom corporation
tax rate of 30%                                               145            171
Differences in effective overseas tax rates                    16             18
Adjustments to prior period tax charges                         8            (29)
Taxable intra-group dividend income                             5             14
Utilisation of tax losses not recognised                        -            (14)
Non deductible expenditure                                     13             22
Non taxable income and gains                                  (12)           (10)
Losses and other timing differences                           (65)            10
Other current year items                                       (8)            (1)
---------------------------------------------------------------------------------
Current tax charge                                            102            181
--------------------------------------------------------------------------------

10. Earnings per share

Basic earnings per share of 31.6p (2002: 36.8p) has been calculated on earnings of GBP340m (2002: GBP392m) divided by the average number of shares of 1,075m
(2002: 1,066m).

Diluted earnings per share of 31.6p (2002: 36.7p) has been calculated on earnings of GBP340m (2002: GBP392m) and after including the effect of all dilutive potential ordinary shares, the average number of shares is 1,076m
(2002: 1,069m).

To show earnings per share on a consistent basis, normalised earnings per share of 33.5p (2002: 32.6p) has been calculated on normalised earnings of GBP360m
(2002:  GBP347m) divided by the average number shares of 1,075m (2002:  1,066m).
Normalised earnings has been calculated as follows:

                                                         Year to        Year to
                                                  31 August 2003 31 August 2002
                                                            GBPm           GBPm
-------------------------------------------------------------------------------
Earnings as reported                                         340            392

Adjustment for exceptional items net of tax                  (18)           (81)
Adjustment for goodwill amortisation net of tax               38             36
-------------------------------------------------------------------------------
Normalised earnings                                          360            347
-------------------------------------------------------------------------------
Average number of shares                                millions       millions
-------------------------------------------------------------------------------
Weighted average Ordinary Shares in
issue during the year                                      1,107          1,087
Weighted average Ordinary Shares owned by the Allied
Domecq employee trusts*                                      (32)           (21)
--------------------------------------------------------------------------------
Weighted average Ordinary Shares used in earnings per
share calculation                                          1,075          1,066
--------------------------------------------------------------------------------

* Includes American Depositary Shares representing underlying Ordinary Shares.

11. Ordinary dividends

                               Year to        Year to        Year to        Year to
                        31 August 2003 31 August 2002 31 August 2003 31 August 2002
                                  GBPm           GBPm              p              p
-----------------------------------------------------------------------------------
Interim                             57             53           5.30           4.90
Final                               93             88           8.70           8.10
-----------------------------------------------------------------------------------
                                   150            141          14.00          13.00
-----------------------------------------------------------------------------------


The 2003 interim dividend was paid on 25 July 2003 and the final dividend will be paid on 4 February 2004.

12.Intangible assets

                                                        31 August      31 August
                                            Other            2003           2002
             Goodwill       Brands    Intangibles           Total          Total
                GBPm          GBPm           GBPm            GBPm           GBPm
--------------------------------------------------------------------------------
Cost
At the
beginning of
the year          785          555             35           1,375            635

Currency
translation
adjustment          -            -              -               -              -

Additions           -            -              -               -            740
--------------------------------------------------------------------------------
At the end
of the year       785          555             35           1,375          1,375
--------------------------------------------------------------------------------

Amortisation

At the
beginning of
the year          (53)           -             (6)            (59)           (17)

Currency
translation
adjustment          -            -              -               -              -

Charged in
the year          (40)           -             (3)            (43)           (42)
--------------------------------------------------------------------------------
At the end
of the year       (93)           -             (9)           (102)           (59)
--------------------------------------------------------------------------------
Net balance at
the end of the
year              692          555             26           1,273          1,316
--------------------------------------------------------------------------------

Goodwill is being amortised over 20 years. Brands relates to the acquisition of Malibu in 2002; an impairment review was carried out at the balance sheet date and the Directors are satisfied that the brand has not suffered any loss in value. Other intangibles are being amortised over ten years.

13. Tangible assets

                                            Land and  Plant and
                                           Buildings  equipment     Total
Cost                                           GBPm       GBPm       GBPm
-------------------------------------------------------------------------

At the beginning of the year                     698        677     1,375
Currency translation adjustment                   42         24        66
-------------------------------------------------------------------------
                                                 740        701     1,441
Capital expenditure                               49         92       141
Disposals and transfers                          (16)       (72)      (88)
-------------------------------------------------------------------------
At the end of the year                           773        721     1,494
-------------------------------------------------------------------------

Depreciation
-------------------------------------------------------------------------
At the beginning of the year                    (145)      (353)     (498)
Currency translation adjustment                  (10)       (16)      (26)
--------------------------------------------------------------------------
                                                (155)      (369)     (524)
Disposals and transfers                            4         67        71
Charge for the year                              (18)       (57)      (75)
--------------------------------------------------------------------------
At the end of the year                          (169)      (359)     (528)
--------------------------------------------------------------------------
Net book value at 31 August 2003                 604        362       966
Net book value at 31 August 2002                 553        324       877



                                     31 August 2003     31 August 2002
                                     ---------------------------------

                                       At   Net book         At  Net book
                                     cost      value       cost     value
                                     GBPm       GBPm       GBPm      GBPm

Freehold land and buildings           689        548        630       511
Long lease land and buildings          17         15         14        13
Short lease land and buildings         67         41         54        29
                                     ------------------------------------
Total land and buildings              773        604        698       553
                                     ------------------------------------


14. Investments and loans


                                             Investments             Franchise
                                         ---------------------       and trade
                                          Listed      Unlisted       loans     Total
                                            GBPm          GBPm       GBPm      GBPm
------------------------------------------------------------------------------------
Group
At the beginning of the year                 102            16           8       126
Currency translation
adjustment                                     -             -           -         -
Additions                                     43             -           1        44
Disposals and transfers                       (6)           (3)         (1)      (10)
-------------------------------------------------------------------------------------
At the end of the year                       139            13           8       160
-------------------------------------------------------------------------------------

Included within listed investments is GBP129m (2002: GBP93m) in respect of a holding of 32,549,067 (2002: 24,514,993) Ordinary Shares of 25p each of the Company, purchased by the parent company (see below) and held by the trustees of the Group's employee trusts. The market value of these shares was GBP124m (2002:
GBP100m) at 31 August 2003.  The listed  investments  also include  GBP8m (2002:
GBP6m) in respect of a holding of 14.5% (2002: 11.2%) in Peter Lehmann Wines Limited, incorporated in Australia.

The market value of these shares was GBP8m (2002: GBP6m) at 31 August 2003. The unlisted investments include a holding of 1% in Suntory Limited, incorporated in Japan.

                                                    Investment
                                                 in subsidiary      Listed
                                                   undertaking investments Total
                                                          GBPm        GBPm  GBPm
--------------------------------------------------------------------------------
Parent company
At the beginning of the year                             4,086          93 4,179
Additions                                                    -          41    41
Disposals                                                    -          (5)   (5)
---------------------------------------------------------------------------------
At the end of the year                                   4,086         129 4,215
--------------------------------------------------------------------------------


15. Investments in associates
                                        Unlisted        Listed
                                       companies     companies
                                        share of      share of
                                  Cost  reserves      reserves       Loans Total
                                  GBPm      GBPm          GBPm        GBPm  GBPm
--------------------------------------------------------------------------------
At the beginning of the year        43        12            14           2    71
Currency translation
adjustment                           -         -             -           -     -
Share of retained profit for
the year                             -        14             -           -    14
--------------------------------------------------------------------------------
At the end of the year              43        26            14           2    85
--------------------------------------------------------------------------------

The share of profits before taxation was GBP24m (2002: GBP15m) and dividends received were GBP13m (2002: GBP11m).

The principal associate is a 25% equity interest in Britannia Soft Drinks Limited, a company engaged in the manufacture and sale of soft drinks.

Other associates include Baskin-Robbins Japan (44% equity interest), Baskin-Robbins Korea (33% equity interest) and the Group's interest in the Miller RTD commercial partnership.

The above figures comprise the amounts attributable to the Group based on the latest accounts it has been practicable to obtain, some of which are unaudited management accounts.

16. Stocks
                                                            31 August 31 August
                                                                 2003      2002
                                                                 GBPm      GBPm
-------------------------------------------------------------------------------
Raw materials and consumables                                      45        52
Maturing inventory                                              1,047       953
Finished products                                                 293       281
Bottles, cases and pallets                                         22        16
-------------------------------------------------------------------------------
                                                                1,407     1,302
-------------------------------------------------------------------------------


17. Debtors
                                                   Group         Parent company
                                                  31 August         31 August
                                                 2003  2002      2003      2002
                                                 GBPm  GBPm      GBPm      GBPm
-------------------------------------------------------------------------------
Amounts falling due within one year
Trade debtors                                     501   537         -         -
Deferred tax assets (note 19)                      17    36         -         -
Amounts due from subsidiary undertakings            -     -         -         4
Other debtors                                     108   111        12        10
Prepayments and accrued income                     53    52         -         -
-------------------------------------------------------------------------------
                                                  679   736        12        14
-------------------------------------------------------------------------------
Amounts due after more than one year
Pension prepayments                               309   302         -         -
Other debtors                                       2    15         -         -
Prepayments and accrued income                     15    15         -         -
-------------------------------------------------------------------------------
                                                  326   332         -         -
-------------------------------------------------------------------------------


18. Creditors
                                                  Group      Parent Company
                                           --------------------------------
                                                31 August         31 August
                                             2003       2002     2003  2002
                                             GBPm       GBPm     GBPm  GBPm
---------------------------------------------------------------------------
Amounts due within one year
Trade creditors                               216        175        -     -
Bills payable                                  17         15        -     -
Amounts owed to subsidiary
undertakings                                    -          -       81     -
Other creditors                               312        286        6     -
Social security                                10          9        -     -
Taxation                                      228        226        -     -
Accruals and deferred income                  285        223        -     -
Proposed dividend (note 11)                    93         88       93    88
---------------------------------------------------------------------------
                                            1,161      1,022      180    88
---------------------------------------------------------------------------

Amounts due after more than
one year
Other creditors                                34         45        -     -
Accruals and deferred income                   12         45        -     -
---------------------------------------------------------------------------
                                               46         90        -     -
---------------------------------------------------------------------------

19. Provisions for liabilities and charges


                                        Post
                                  retirement Reorganisation
                                     medical            and    Surplus Deferred
                                    benefits  restructuring properties taxation Total
                                        GBPm           GBPm       GBPm     GBPm  GBPm
-------------------------------------------------------------------------------------
At the beginning of the year              81             49         10      144   284
Currency translation
adjustment                                 2             (1)         -        2     3
Timing differences within
statement of recognised gains and
losses                                     -              -          -        2     2
Utilised during the year                  (5)           (29)        (1)       -   (35)
Charged during the year                   12             12          -        5    29
-------------------------------------------------------------------------------------
At the end of the year                    90             31          9      153   283
-------------------------------------------------------------------------------------

The future cost of the post retirement medical benefits is assessed in accordance with independent actuarial advice.

GBP29m of reorganisation and restructuring provisions brought forward from previous years were utilised during the year. New provisions totalling GBP9m were created during the year. Of the provisions outstanding at the year end, GBP3m relate to the final stages of the acquisition integration programme, GBP16m for the termination of a land lease in California and GBP4m for the trust fund established for social and community projects in Mexico. The remainder relates to the QSR restructuring programme.

It is expected that the majority of reorganisation and restructuring costs will be incurred in the 2004 financial year, whilst the trust funds will be disbursed as the projects develop.

The provision for surplus properties will be utilised over the terms of the leases to which the provisions relate.

19. Provisions for liabilities and charges (continued)

Deferred taxation

                                                             31 August 31 August
                                                                  2003      2002
                                                                  GBPm      GBPm
--------------------------------------------------------------------------------
Accelerated capital allowances                                      16        28
Goodwill and other intangible assets                                82        70
Pensions and other post retirement benefits                         72        72
Tax losses and credits                                             (37)      (47)
Other timing differences                                             3       (15)
---------------------------------------------------------------------------------
Net deferred taxation liability                                    136       108
---------------------------------------------------------------------------------
Comprising :
Deferred tax asset (note 17)                                       (17)      (36)
Deferred tax liability                                             153       144
--------------------------------------------------------------------------------
                                                                   136       108
--------------------------------------------------------------------------------
At the beginning of the year                                       108       111
Currency translation adjustment                                      1        (3)
Timing differences within statement of recognised gains
and losses                                                           2        12
Acquisition of businesses                                            -         3
Charged during the year                                             25       (15)
---------------------------------------------------------------------------------
At the end of the year                                             136       108
--------------------------------------------------------------------------------

Deferred tax assets of GBP42m at 31 August 2003 (2002: GBP49m) have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

Deferred tax has not been provided for liabilities which might arise on unremitted earnings of overseas subsidiaries and associates, as such earnings are reinvested by the Group and no tax is expected to be payable on them in the foreseeable future.

20. Net debt
                                                             31 August 31 August
                                                  Redemption      2003      2002
                                                        date      GBPm      GBPm
--------------------------------------------------------------------------------
Unsecured loans
GBP250m Bond (6.625%)*                                  2014       247       246
EUR600m Bond (5.875%)*                                  2009       410       376
GBP450m Bond (6.625%)*                                  2011       447       447
EUR800m Bond (5.5%)*                                    2006       550       504
NZD125m Capital Notes (9.3%)                            2006        45        38
DEM500m notes (4.75%)*                                  2005       176       161
NZD400m Revolving Credit Facility                    Expired         -       115
NZD100m Revolving Credit Facility*                      2006        23         -
MXN600m Revolving Credit Facility                       2008        34         -
Other loans                                          Various         -        16
Foreign currency swaps                               Various      (115)      (59)
Secured loans
NZD225m Revolving Credit Facility**                  Expired         -        60
--------------------------------------------------------------------------------
Total                                                            1,817     1,904
Less amounts repayable within one year                              (2)     (128)
---------------------------------------------------------------------------------
Loan capital                                                     1,815     1,776
Short-term borrowings                                              772       971
Cash at bank and in hand                                          (175)     (169)
---------------------------------------------------------------------------------
Net debt                                                         2,412     2,578
--------------------------------------------------------------------------------

* Borrowings and interest guaranteed by Allied Domecq PLC or Allied Domecq (Holdings) PLC.

** Borrowings subject to a charge over Montana assets.

   The Euro and GBP Bonds have been partially swapped into floating rate US dollars. The parent company has short-term borrowings of nil (2002: nil)

                                                             31 August 31 August
                                                                  2003      2002
                                                                  GBPm      GBPm
--------------------------------------------------------------------------------
Repayment schedule
More than five years                                             1,104     1,069
Between two and five years                                         711       647
Between one and two years                                            -        60
--------------------------------------------------------------------------------
Loan capital                                                     1,815     1,776
Short-term borrowings                                              772       971
--------------------------------------------------------------------------------
Total borrowings                                                 2,587     2,747
--------------------------------------------------------------------------------

The funding policy of the Group is to maintain a broad portfolio of debt, diversified by source and maturity and to maintain committed facilities sufficient to cover with a minimum of GBP300m above peak borrowing requirements. At 31 August 2003 the Group had available undrawn committed bank facilities of GBP1,346m (2002: GBP1,606m) of which GBP167m (2002: GBP580m) mature in less than one year and GBP1,179m (2002: GBP1,026m) between two and five years.

21. Financial instruments

The Group's treasury policies are set out in the Operating and Financial Review. Set out below is a year end comparison of the current and book values of the Group's financial instruments by category, excluding short-term debtors and creditors. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

                                     31 August 2003      31 August 2002
                                       Book    Current     Book    Current
                                      value      value    value      value
                                       GBPm       GBPm     GBPm       GBPm
--------------------------------------------------------------------------
Cash at bank and in hand                175        175      169        169
Short-term borrowings                  (772)      (772)    (971)      (971)
Loan capital                         (1,815)    (1,932)  (1,776)    (1,829)
---------------------------------------------------------------------------
Net debt                             (2,412)    (2,529)  (2,578)    (2,631)
---------------------------------------------------------------------------

Interest rate risk management

Exposure to interest rate fluctuations on borrowings and deposits is managed by using cross currency swaps, interest rate swaps and purchased interest rate options. The Group has a fixed/floating debt target of 70% +/- 10%. At the year end, taking account of swaps, 70% (2002: 61%) of net debt was at fixed rates of interest. At the year end, the weighted average maturity of net debt was approximately 4 years (2002: 4.9 years).

                                      31 August 2003      31 August 2002
                                      ----------------------------------
                                        Book    Current     Book    Current
                                       value      value    value      value
                                        GBPm       GBPm     GBPm       GBPm
---------------------------------------------------------------------------
Interest rate swaps                        1        (34)       -        (43)
Cross currency swaps                       7         44        8         16
---------------------------------------------------------------------------
                                           8         10        8        (27)
----------------------------------------------------------------------------

There is a deferred loss in respect of interest rate swaps, being the net of the current value less book value, of which GBP9m (2002: GBP11m) relates to the financial year ending 31 August 2004 and GBP26m (2002: GBP32m) thereafter.

There is a deferred gain in respect of cross currency swaps, being the net of the current value less book value, of which GBP6m (2002: GBP1m) relates to the financial year ending 31 August 2004 and GBP31m (2002: GBP7m) thereafter.

After taking account of cross currency and interest rate swaps, the currency and interest rate exposure of net debt as at 31 August 2003 was:

                            31 August 2003                                 31 August 2002
             --------------------------------------------     -------------------------------------------
                                   Fixed rate debt                                Fixed rate debt
                                   ---------------                                ---------------
                                                 Weighted                                        Weighted
                                                  average                                         average
                  Floating            Weighted   time for         Floating            Weighted   time for
              Net rate net Fixed rate average  which rate     Net rate net Fixed rate average  which rate
             debt     debt       debt interest   is fixed    debt     debt       debt interest   is fixed
                                        rate                                            rate
             GBPm     GBPm       GBPm      %      Years      GBPm     GBPm       GBPm       %       Years
---------------------------------------------------------------------------------------------------------

Sterling       65        5         60     11.2          8     350      166        184      6.6         11
US dollar * 1,471      523        948      5.7          5   1,262      303        959      5.7          6
Euro          701      166        535      5.1          4     719      332        387      5.1          4
NZ dollar     108       35         73      8.1          3     252      214         38      9.1          3
Japanese
Yen           110       36         74      0.7          6      68       32         36      0.9          3
Other         (43)     (43)         -        -          -     (73)     (73)         -        -          -
---------------------------------------------------------------------------------------------------------
Net debt    2,412      722      1,690      5.6          6   2,578      974      1,604      5.6          6
---------------------------------------------------------------------------------------------------------

* US dollar debt includes a non-material amount of Canadian dollar debt.

Some of the interest rate swaps included in the above table are cancellable at the option of the banks at various dates between 2004 and 2006. The floating rate debt includes bank debt bearing interest at rates based on the relevant inter bank rate and on commercial paper rates in the UK, US, Canada and France. These rates are fixed in advance for periods up to six months. The weighted average interest rate on floating net debt as at 31 August 2003 was approximately 2.8% (2002: 3.6%).

21. Financial instruments (continued)

Foreign exchange

The Group estimates its net transaction cash flows in its main currencies of business which are then hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options. At the year end 84% (2002: 86%) of such currency exposures had been hedged for the following 12 months.

The estimated current value of the foreign exchange cover forward contracts and options entered into to hedge future transaction flows is set out below based on quoted market prices where available and option pricing models.

                                  31 August 2003            31 August 2002
                                  ----------------------    --------------------------
                                 Nominal                      Nominal
                                value of   Book  Current     value of    Book  Current
                             derivatives  value    value  derivatives   value    value
                                    GBPm   GBPm     GBPm         GBPm    GBPm     GBPm
-------------------------------------------------------------- -----------------------
Foreign exchange - assets            155     -       4            128       -      12
forward rate
contracts
                 - liabilities        72     -      (4)            97       -      (3)

Options          - assets             19     -       -              -       -       -
                 - liabilities        19     -       -              6       -       -
-------------------------------------------------------------------------------------
                                     265     -       -            231       -       9
-------------------------------------------------------------------------------------

A net gain of GBP13m was recognised on all foreign exchange forward contracts and options maturing in the year to 31 August 2003 (2002: GBP9m).

At 31 August 2003 and 31 August 2002, there were no material monetary assets or liabilities in currencies other than the functional currencies of Group companies, having taken into account the effect of derivative financial instruments that have been used to hedge foreign currency exposure.

22. Share capital
                                                               Allotted, called up
                                               Authorised         and fully paid
                                           --------------------------------------
                                           31 August 31 August 31 August  31 August
                                                2003      2002      2003       2002
                                                GBPm      GBPm      GBPm       GBPm
-----------------------------------------------------------------------------------
Equity
Ordinary shares of 25p                           400       400       277       277
-----------------------------------------------------------------------------------

                                               Authorised             Issued
                                             --------------------------------------
                                             million   million   million    million
-----------------------------------------------------------------------------------
Number of shares                               1,600     1,600     1,107      1,068
-----------------------------------------------------------------------------------

Share option schemes

During the year options have been granted under the existing employee share options schemes over both Ordinary Shares and American Depositary Shares (ADSs) totalling 11,754,945 * shares. Options were exercised over 1,598,429 shares and options over 1,738,186* shares lapsed during the year.
Details of the unexercised options granted under the Company's employee share option schemes at 31 August 2003 were as follows:

Options over Ordinary Shares
                                                                  Option   Ordinary
                                              Date of grant    price (p)     shares
-----------------------------------------------------------------------------------

SAYE Scheme 1999                           3 December 1999         262.0    655,020
International SAYE Scheme 1999             2 June 2000             265.0    385,716
                                           30 November 2001        282.0    570,132

Approved Executive Share Option Scheme     5 May 2000              331.0     36,252
1999                                       8 May 2001              408.0  1,124,856
                                           2 November 2001         351.5    320,942
                                           3 May 2002              438.0     34,245
                                           1 November 2002         382.0    470,956
                                           1 May 2003              351.0     25,641

Executive Share Option Scheme 1999         1 November 1999         342.0  4,617,281
                                           16 November 1999        331.5    947,017
                                           5 May 2000              331.0     46,248
                                           8 May 2001              408.0  3,519,398
                                           2 November 2001         351.5  5,085,762
                                           1 November 2002         382.0  7,676,505
                                           3 May 2002              438.0    221,853
                                           1 May 2003              351.0     64,359

Long Term Incentive Scheme 1999            8 May 2001                0.1  1,263,666
                                           2 November 2001           0.1  1,563,889
                                           3 May 2002                0.1     77,054
                                           1 November 2002           0.1  1,015,906

                                                                         29,722,698

* These totals include ADSs each of which represents four underlying Ordinary
  Shares

Options over ADSs
                                                                  Option     Ordinary
                                              Date of grant      price $       shares
                                              ---------------------------------------
US Schedule to the Executive Share Option
Scheme 1999                                1 November 2002         24.45     469,470
                                           8 January 2003          25.85       3,868
                                           1 May 2003              22.93       3,750

Executive Share Option Scheme 1999         1 November 2002         24.45      38,011
                                           8 January 2003          25.85      33,366
                                           1 May 2003              22.93       1,750

Long Term Incentive Scheme 1999            8 January 2003          0.006      21,276
                                                                             -------

                                                                             571,491
                                                                             -------

22. Share capital (continued)

The Company currently satisfies the exercise of options using existing shares that are purchased in the market by the Company's employee trusts. The profit and loss expense under the option plans is determined based upon the excess of the shares purchased by the trust over the exercise price of the underlying options and is amortised over the vesting period of the underlying options. As at 31 August 2003 the Company's employee trusts held 32,549,067 shares (including ADSs) in the Company all of which were the subject of awards made under the Company's employee share schemes. The trustees are obliged to waive the dividends on these shares. The options exercised during the year were all satisfied by the transfer of shares to participants by the employee trusts.

23. Capital and reserves
                                                  Share             Profit
                                          Share premium  Merger   and loss
                                        capital account reserve    account Total
                                           GBPm    GBPm    GBPm       GBPm  GBPm
--------------------------------------------------------------------------------
Group
At the beginning of the year                277     165    (823)     1,087   706
Profit earned for shareholders
for the year                                  -       -       -        340   340
Currency translation
differences on foreign
currency net investments                      -       -       -          3     3
Taxation on translation
differences                                   -       -       -         19    19
Ordinary dividends                            -       -       -       (150) (150)
---------------------------------------------------------------------------------
At the end of the year                      277     165    (823)     1,299   918
--------------------------------------------------------------------------------

Goodwill (at historic exchange rates) of GBP2,284m has been written off to reserves.

                                          Share                     Profit
                                  Share premium  Merger Capital   and loss
                                capital account reserve reserve    account Total
                                   GBPm    GBPm    GBPm    GBPm       GBPm  GBPm
--------------------------------------------------------------------------------
Parent company
At the beginning of the year        277     165   2,420     651        592 4,105
Profit earned for shareholders
for the year                          -       -       -       -         92    92
Ordinary dividends                    -       -       -       -       (150) (150)
---------------------------------------------------------------------------------
At the end of the year              277     165   2,420     651        534 4,047
--------------------------------------------------------------------------------


24. Minority interests
                                                          Equity Non-equity Total
                                                            GBPm       GBPm  GBPm
--------------------------------------------------------------------------------
At the beginning of the year                                 76          4    80
Currency translation adjustment                               2          -     2
Share of profits of subsidiary
undertakings                                                 15          1    16
Dividends declared                                          (21)        (1)  (22)
---------------------------------------------------------------------------------
At the end of the year                                       72          4    76
--------------------------------------------------------------------------------

The principal minority shareholdings relate to Jinro Ballantines and Corby Distillers.

25. Detailed analysis of gross cash flows
                                                              Year to    Year to
                                                            31 August  31 August
                                                                 2003       2002
                                                                 GBPm       GBPm
--------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest received                                                  22          8
Interest paid                                                    (149)      (137)
Dividends paid to minority shareholders                           (21)        (4)
---------------------------------------------------------------------------------
                                                                 (148)      (133)
---------------------------------------------------------------------------------
Taxation paid
UK taxation                                                         -         (1)
Overseas taxation                                                 (65)      (177)
---------------------------------------------------------------------------------
                                                                  (65)      (178)
---------------------------------------------------------------------------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                (144)      (133)
Sale of tangible fixed assets                                      21         17
Purchase of intangible fixed assets                                 -       (556)
Purchase of trade investments                                      (3)       (13)
Disposal of trade investments                                      11          7
Purchase of Ordinary Share capital for employee
trusts                                                            (41)       (34)
--------------------------------------------------------------------------------
                                                                 (156)      (712)
---------------------------------------------------------------------------------
Acquisitions and disposals
Purchase of subsidiary undertakings                                 -       (550)
Borrowings acquired with subsidiary undertakings                    -        (36)
---------------------------------------------------------------------------------
                                                                    -       (586)
---------------------------------------------------------------------------------
Financing
Issue of Ordinary Share capital                                     -        149
Redemption of debt                                               (175)         -
Bonds issued during the year                                        -        622
Increase in other borrowings                                       11         27
--------------------------------------------------------------------------------
                                                                 (164)       798
--------------------------------------------------------------------------------


26. Reconciliation of net cash inflow from operating activities to free cash flow

                                                                      Year to   Year to
                                                                    31 August 31 August
                                                                         2003      2002
                                                                         GBPm      GBPm
----------------------------------------------------------------------------------------
Net cash inflow from operating activities                                 748       760

Capital expenditure net of sale of tangible assets                       (123)     (116)
Dividends received from associated undertakings                            13        11
---------------------------------------------------------------------------------------
Operating cash net of fixed assets                                        638       655
Taxation paid                                                             (65)     (178)
Net interest paid                                                        (127)     (129)

Dividends - ordinary
paid        shareholders                                                 (144)     (133)
          - minorities                                                    (21)       (4)
----------------------------------------------------------------------------------------
Free cash flow                                                            281       211
---------------------------------------------------------------------------------------


27. Net debt
                                                                     Year to 31 August
                                                                     -----------------

                        Cash at Overdrafts Other loans Loan capital      2003      2002
                       bank and due within  due within    due after       Net       Net
                        in hand   one year    one year     one year      debt      debt
                           GBPm       GBPm        GBPm         GBPm      GBPm      GBPm
---------------------------------------------------------------------------------------
At the beginning of
the year                    169       (843)       (128)      (1,776)   (2,578)   (1,854)

Increase/(decrease)
in cash                      57         77           -            -       134      (194)

(Decrease)/increase in
liquid resources            (50)         -           -            -       (50)       21
Decrease/(increase)
in loan capital and
other loans                   -          -         147           17       164      (649)

Exchange adjustments         (1)        (4)        (21)         (56)      (82)       98
---------------------------------------------------------------------------------------
At the end of the
year                        175       (770)         (2)      (1,815)   (2,412)   (2,578)
---------------------------------------------------------------------------------------

Liquid resources comprise short-term deposits which have maturity dates of less than three months.


28. Capital commitments
                                                                    31 August 31 August
                                                                         2003      2002
                                                                         GBPm      GBPm
---------------------------------------------------------------------------------------
Contracted for but not                                                      1         1
provided in the accounts
---------------------------------------------------------------------------------------

29. Operating lease commitments

                                              Land and               Land and
                                             buildings        Other buildings     Other
                                             31 August    31 August 31 August 31 August
                                                  2003         2003      2002      2002
                                                  GBPm         GBPm      GBPm      GBPm
---------------------------------------------------------------------------------------

The minimum operating lease payments to be made in the year ending
31 August 2004 for
leases expiring:

Within one year                                      4            1         3         1
Within two to five years                            14            8        15         7
After five years                                    26            -        26         1
---------------------------------------------------------------------------------------
                                                    44            9        44         9
---------------------------------------------------------------------------------------


30. Contingent liabilities

                                                          Parent company
                                                          ----------------------

                                                        31 August      31 August
                                                             2003           2002
                                                             GBPm           GBPm
--------------------------------------------------------------------------------
Guarantees in respect of liabilities of
subsidiary undertakings                                     2,555          2,654
--------------------------------------------------------------------------------

In the normal course of business, the Group has a number of legal claims or potential claims against it, none of which are expected to give rise to significant loss. We are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which we are aware, which may have a material effect on our financial position, results of operations or liquidity.


31. Related party transactions

Transactions with associated undertakings
All transactions with these undertakings arise in the normal course of the business.

                                                          Year to        Year to
                                                   31 August 2003 31 August 2002
                                                             GBPm           GBPm
--------------------------------------------------------------------------------
Sales to associated undertakings                               43             50
Purchases of goods and other services                         (11)           (13)
Marketing expenditure charged                                 (14)            (8)
Dividends received                                             13             11

                                                            As at          As at
                                                   31 August 2003 31 August 2002
                                                             GBPm           GBPm
--------------------------------------------------------------------------------
Loans to associated undertakings                                2              2
--------------------------------------------------------------------------------
Net amounts due from associated undertakings                    6             11
--------------------------------------------------------------------------------

Transactions with directors
Remuneration and shareholdings of Directors are disclosed in the Directors' Remuneration Report.


32. Statutory accounts

The financial statements of Allied Domecq PLC for the year ended 31 August 2003 and this preliminary announcement were approved by the Board of Directors on 20 October 2003. This announcement does not constitute the Group's statutory accounts but is derived from those accounts.

The financial information for the year ended 31 August 2002 is derived from the Group's statutory accounts for 2002 which have been delivered to the Registrar of Companies. The auditors have reported on the 2002 statutory accounts and on the 2003 statutory accounts; both of these audit reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The 2003 statutory accounts will be delivered to the Registrar of Companies following the Annual General Meeting.

33. Annual Report and Annual General Meeting

The Annual Report will be sent to shareholders by the end of November 2003. The Annual General Meeting of the Company will be held on 30 January 2004 at the Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY.

34. Dividends

An interim ordinary dividend of 5.3p per share was paid on 25 July 2003 and the Directors are recommending a final ordinary dividend of 8.7p per share, making a total for the year of 14.0p. The ex dividend date for the final dividend is 7 January 2004 and the record date is 9 January 2004. The final dividend will be paid on 4 February 2004.

US GAAP reconciliation
Allied Domecq listed on the New York Stock Exchange on 31 July 2002. Pages 49 to 51 provide an explanation and reconciliation from UK to US GAAP.

Differences between UK and US General Accepted Accounting Principles
The Group's consolidated financial statements are prepared in accordance with UK GAAP, which differ from those generally accepted in the United States ("US GAAP"). The significant differences between UK GAAP and US GAAP which affect the Group's net income and shareholders' equity are summarised below.

a) Brands, goodwill and other intangible assets
Under UK GAAP, goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Other purchased intangible assets are capitalised and amortised over their useful economic lives on a straight line basis. Where intangible assets, such as brands, are regarded as having indefinite useful economic lives, they are not amortised but are subject to annual impairment reviews.

Under US GAAP, prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 141 - Business Combinations and SFAS No. 142 - Goodwill and Other Intangible Assets, goodwill and other intangible assets arising on acquisition were capitalised and amortised over their useful economic lives, but not exceeding 40 years. The Group adopted the provisions of SFAS No. 141 as at 1 July 2001, and SFAS No. 142 as at 1 September 2001. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination are no longer amortised and are subjected to annual impairment testing. Accordingly, net income no longer includes amortisation of brands, and goodwill amortisation recognised under UK GAAP is reversed.

The amount of goodwill under UK GAAP differs to that under US GAAP due to the fair values allocated to intangible assets, significantly brands, stock, and the exclusion from the purchase price consideration of certain costs.

b) Associated undertakings
The principal difference between UK GAAP and US GAAP relates to the accounting treatment of goodwill which is discussed in note a).

c) Stocks
Under UK GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realisable value. Under US GAAP, stock acquired through a business combination reflects the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring Company.

d) Investments
Under UK GAAP, other investments include amounts in respect of Ordinary Shares (including ADSs) held by the employee share trusts. Under US GAAP, these amounts would be treated as Treasury Stock and deducted from shareholders' funds.

e) Restructuring costs
Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria to be met before restructuring costs can be recognised as an expense. Also, to the extent restructuring costs are related to the activities of an acquired company, US GAAP allows them to be recognised as a liability upon acquisition provided certain specific criteria are met whereas UK GAAP does not. Accordingly, timing differences arise between UK GAAP and US GAAP recognition of restructuring costs.

f) Pension and other post retirement benefits
Under the Group's accounting policy for post-employment benefits, in accordance with SSAP 24, pension costs are charged to the profit and loss account on a systematic basis over the service life of employees based on consultation with actuaries and using the projected unit credit method and a set of long-term actuarial assumptions.

Under US GAAP, pension costs and liabilities are calculated in accordance with SFAS No. 87-Employers' Accounting for Pensions. This standard requires the use of the projected unit credit method and prescribes, in particular, the use of a market-related discount rate. This is not the same as the long-term approach used under SSAP 24.

g) Share compensation
Under UK GAAP, the cost of share option plans are amortised based on the cost of the shares (including ADSs) acquired by the employee trust to fulfil the plan, less the amount contributed by the employee. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares. Compensation costs for variable plan awards is estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

h) Proposed dividends
Under UK GAAP, the proposed dividends on Ordinary Shares, as recommended by the Directors, are deducted from shareholders' equity and shown as a liability in the balance sheet at the end of the period to which they relate, including proposed dividends which have been recommended but not yet approved by shareholders. Under US GAAP, such dividends are only deducted from shareholders' equity at the date of declaration of the dividend.

i) Derivative instruments
The Group's foreign currency, interest rate and commodity contracts hedge forecast exposures that do not meet the US GAAP hedge accounting criteria. Under US GAAP, these contracts are marked to market at the balance sheet date and gains and losses arising are included in net income. Under UK GAAP, these gains and losses can be deferred until the hedged transactions actually occur.
The Group may enter into foreign currency contracts to hedge the purchase price consideration on certain acquisitions. Under UK GAAP, the gains and losses arising on these foreign currency contracts are recognised in the purchase price consideration. Under US GAAP, the gains and losses arising on these foreign currency contracts are recognised within net income.

j) Deferred taxation
The Group adopted FRS 19-Deferred Tax in the year ended 31 August 2002. FRS 19 brings accounting for deferred tax under UK GAAP conceptually closer to US GAAP, although some differences remain. Following the Group's restatement under FRS 19, and other than the tax effect of other UK to US GAAP differences, there is only one material difference between UK GAAP and US GAAP. This difference relates to the recognition criteria for recording deferred tax assets under US GAAP and UK GAAP. Under US GAAP, the calculation of current and deferred tax assets is based on the probable tax treatment of the tax position taken. Once it is determined that there is a probable deferred tax asset, it is then reduced by a valuation allowance to the extent it is deemed more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realised.

Under UK GAAP, both the existence of the asset and the probability of its recoverability are considered in combination, and a deferred tax asset is recognised only to the extent that its existence and recoverability are probable (a threshold which is higher than "more likely than not").

k) Exceptional items
Under UK GAAP, exceptional items are those that, by virtue of their size or nature, the Board of Directors believes should be separately disclosed. Such items are included within the profit and loss account heading and disclosed in the notes to the consolidated financial statements. Under US GAAP, there is no such concept as exceptional items. Exceptional items would not be considered extraordinary or non-operating items under US GAAP.

l) Mexican excise rebate
Under UK GAAP, we are recognising the amount due when offset against future excise duty and other taxes payable. Under US GAAP, the Mexican excise rebate was recognised upon the issuance of a favourable court judgment and additional interest and inflation adjustments are recognised as they accrue.

m) Liabilities
The Group is contractually obligated to make a payment to a business venture partner upon termination of the venture which, unless renewed, is scheduled to terminate in 2029. Under UK GAAP, the Group records the obligation at the present value of the payment obligation, discounted at a risk-adjusted rate to reflect the time value of money, and recognises interest expense each period such that the recorded obligation will equal the payment obligation at the currently best estimated scheduled maturity. Under US GAAP, the obligation is recorded at the amount payable at maturity (i.e. undiscounted).

n) Franchise income
The Group has entered into agreements to sell the right to develop multiple stores within a specified territory, which entitles the Group to non-refundable franchise fees. Under UK GAAP, these franchise fees are recognised upon signing of the agreement. Under US GAAP, the revenue recognition is based on store openings or until the rights to develop the territory have been forfeited.


                                                              Year to     Year to
                                                            31 August   31 August
                                                                 2003        2002
                                                       Note      GBPm        GBPm
---------------------------------------------------------------------------------

Profit earned for ordinary shareholders in accordance
with UK GAAP                                                      340         392
Adjustments to conform with US GAAP:
Brands                                                   a)         -           -
Goodwill                                                 a)        42          38
Other intangible assets                                  a)        (3)         (4)
Stocks                                                   c)       (22)        (66)
Restructuring costs                                      e)        (7)          4
Pension costs and other post retirement benefits         f)        20          28
Share compensation                                       g)         5           -
Derivative instruments                                   i)       (61)         90
Mexican excise rebate                                    l)       (40)        (54)
Franchise income                                         n)       (10)         (9)
Other                                                              (3)         (1)
Deferred taxation - other                                j)       (11)        (40)
Deferred taxation - on above US GAAP adjustments         j)        30          28
Minority share of above adjustments                                 -           -
---------------------------------------------------------------------------------
Net income in accordance with US GAAP                             280         406
---------------------------------------------------------------------------------
Other comprehensive income :
Minimum pension liability                                         (61)       (203)
Currency translation differences                                   78        (130)
----------------------------------------------------------------------------------
Comprehensive income in accordance with US GAAP                   297          73
---------------------------------------------------------------------------------

Net earnings per ordinary share
Basic                                                           26.0p       38.1p
Diluted                                                         26.0p       38.0p
---------------------------------------------------------------------------------
Shareholders' equity
--------------------
                                                              Year to     Year to
                                                            31 August   31 August
                                                                 2003        2002
                                                       Note      GBPm        GBPm
---------------------------------------------------------------------------------
Shareholders' funds as reported in the Group balance
sheet                                                             918         706
Adjustments to conform with US GAAP:
Brands                                                   a)     1,408       1,410
Goodwill                                                 a)       227         185
Other intangible assets       - costs                    a)       166         168
Other intangible assets       - accumulated
                                amortisation             a)      (145)       (144)
Associated undertakings                                  b)        57          57
Stock                                                    c)        23          45
Investments                                              d)      (129)        (93)
Restructuring costs                                      e)         1           8
Pension and other post retirement benefits               f)      (620)       (555)
Share compensation                                       g)         6           1
Proposed dividends                                       h)        93          88
Derivative instruments                                   i)       (18)        (26)
Mexican excise rebate                                    l)         -          40
Liabilities                                              m)       (42)        (38)
Franchise income                                         n)       (19)         (9)
Other                                                               8           6
Deferred taxation - other                                j)         -          11
Deferred taxation - on above US GAAP adjustments         j)      (277)       (319)
Minority share of above adjustments                                 -           -
---------------------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP                 1,657       1,541
---------------------------------------------------------------------------------





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

21 October, 2003

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary